Exhibit 99.1

CNH INDUSTRIAL N.V.

QUARTERLY REPORT FOR THREE AND SIX MONTHS

ENDED JUNE 30, 2015

TABLE OF CONTENTS

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2015 and December 31, 2014

	June 30, 2015	December 31, 2014
	(Unaudited)
($ million)
Cash and cash equivalents	$4,235	$5,163
Restricted cash	749	978
Trade receivables, net	833	1,054
Financing receivables, net	20,126	21,472
Inventories, net	7,220	7,008
Property, plant and equipment, net	6,443	6,865
Investments in unconsolidated subsidiaries and affiliates	574	605
Equipment under operating leases	1,712	1,518
Goodwill	2,466	2,484
Other intangible assets, net	807	850
Deferred tax assets	1,564	1,747
Derivative assets	179	205
Other assets	2,022	1,964
TOTAL ASSETS	$48,930	$51,913
Debt	$27,340	$29,594
Trade payables	5,944	5,982
Deferred tax liabilities	468	452
Pension, postretirement and other postemployment benefits	2,511	2,614
Derivative liabilities	164	235
Other liabilities	7,647	8,059
Total liabilities	$44,074	$46,936
Redeemable Noncontrolling interest	18	16
Common shares, € 0.01, par value; issued 1,361,109,279 common shares and 413,891,643 special voting shares at 06/30/2015; and issued 1,355,319,640 common shares and 415,399,503 special voting shares at 12/31/2014	25	25
Additional paid in capital	4,369	4,342
Retained earnings	2,143	2,291
Accumulated other comprehensive loss	(1,745)	(1,736)
Noncontrolling interests	46	39
Equity:	$4,838	$4,961
TOTAL EQUITY AND LIABILITIES	$48,930	$51,913

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three and Six months Ended June 30, 2015 and 2014

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	(in millions)		(in millions)
Revenues
Net sales	$6,634	$8,564	$12,259	$15,775
Finance and interest income	324	347	659	676
Total Revenues	$6,958	$8,911	$12,918	$16,451
Costs and Expenses
Cost of goods sold	$5,456	$6,922	$10,172	$12,799
Selling, general and administrative expenses	626	752	1,193	1,504
Research and development expenses	225	298	415	555
Restructuring expenses	22	30	34	42
Interest expense	282	338	566	649
Other, net	112	86	212	198
Total Costs and Expenses	$6,723	$8,426	$12,592	$15,747
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	235	485	326	704
Income taxes	126	158	203	301
Equity in income of unconsolidated subsidiaries and affiliates	13	31	22	56
Net Income	122	358	145	459
Net income attributable to noncontrolling interests	(2)	4	(1)	5
Net income attributable to CNH Industrial N.V.	$124	$354	$146	$454
Earnings per share attributable to common shareholders
Basic	$0.09	$0.26	$0.11	$0.33
Diluted	$0.09	$0.26	$0.11	$0.33

Cash dividends declared per common share	$0.216	$0.277	$0.216	$0.277

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

For the Three months Ended June 30, 2015 and 2014

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	(in millions)		(in millions)
Net income	$122	$358	$145	$459
Other comprehensive income (loss), net of tax
Unrealized income (loss) on cash flow hedges	67	(81)	28	(123)
Changes in retirement plans’ funded status	(63)	3	(25)	14
Foreign currency translation	18	146	13	201
Share of other comprehensive income (loss) of entities using the equity method	3	3	(25)	(1)
Other comprehensive income (loss), net of tax	25	71	(9)	91
Comprehensive income	147	429	136	550
Less: comprehensive income (loss) attributable to noncontrolling interests	(2)	3	(1)	4
Comprehensive income attributable to CNH Industrial N.V.	$149	$426	$137	$546

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six months Ended June 30, 2015 and 2014

(Unaudited)

	Six Months Ended June 30,
	2015	2014
	(in millions)
Operating activities:
Net income	$145	$459
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	349	360
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	195	196
Loss from disposal of assets	3	1
Undistributed income of unconsolidated subsidiaries	16	4
Other non-cash items	97	88
Changes in operating assets and liabilities:
Provisions	(42)	193
Deferred income taxes	42	(38)
Trade and financing receivables related to sales, net	94	(1,317)
Inventories, net	(694)	(1,380)
Trade payables	301	(271)
Other assets and liabilities	(90)	126
Net cash provided by (used in) operating activities	416	(1,579)
Investing activities:
Additions to retail receivables	(2,100)	(3,034)
Collections of retail receivables	2,514	3,236
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	2	10
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	360	268
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(224)	(354)
Expenditures for assets under operating leases and assets sold under buy- back commitments	(856)	(773)
Other	413	292
Net cash provided by (used in) investing activities	109	(355)
Financing activities:
Proceeds from long-term debt	3,230	9,904
Payments of long-term debt	(4,391)	(8,358)
Net increase (decrease) in other financial liabilities	339	(220)
Dividends paid	(294)	(379)
Other	17	6
Net cash (used in) provided by financing activities	(1,099)	953
Effect of foreign exchange rate changes on cash and cash equivalents	(354)	29
Decrease in cash and cash equivalents	(928)	(952)
Cash and cash equivalents, beginning of year	5,163	5,567
Cash and cash equivalents, end of period	$4,235	$4,615

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Six months Ended June 30, 2015 and 2014

(Unaudited)

	Common shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, December 31, 2013	$25	$4,283	$1,966	$(1,373)	$54	$4,955	$12
Net income	—	—	454	—	2	456	3
Other comprehensive income, net of tax	—	—	—	91	—	91	—
Dividend paid	—	—	(375)	—	(1)	(376)	(3)
Capital increase	—	6	—	—	—	6	—
Share-based compensation expense	—	11	—	—	—	11	—
Other changes	—	—	—	—	1	1	—
Balance, June 30, 2014	$25	$4,300	$2,045	$(1,282)	$56	$5,144	$12

Balance, December 31, 2014	$25	$4,342	$2,291	$(1,736)	$39	$4,961	$16
Net income	—	—	146	—	(4)	142	3
Other comprehensive loss, net of tax	—	—	—	(9)	—	(9)	—
Dividend paid	—	—	(291)	—	(2)	(293)	(1)
Capital increase	—	3	—	—	14	17	—
Share-based compensation expense	—	24	—	—	—	24	—
Other changes	—	—	(3)	—	(1)	(4)	—
Balance, June 30, 2015	$25	$4,369	$2,143	$(1,745)	$46	$4,838	$18

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. BASIS OF PRESENTATION

CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, The Netherlands, and has its corporate office in London, United Kingdom. The Company was formed as a result of the business combination transaction (the “Merger”) between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries the “Fiat Industrial Group”) and CNH Global N.V. (“CNH Global”).

The condensed consolidated financial statements of CNH Industrial N.V. and its consolidated subsidiaries have been voluntarily prepared by the Company, without audit. Although prepared on a voluntary basis, the condensed consolidated financial statements included in the report comply in all material respects with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) governing interim financial statements. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) have been condensed or omitted as permitted by such rules and regulations. All adjustments, consisting of normal recurring adjustments, have been included. Management believes that the disclosures are adequate to present fairly the financial position, results of operations, and cash flows at the dates and for the periods presented. These interim financial statements should be read in conjunction with the financial statements and the notes thereto appearing in the Company’s annual report on Form 20-F filed for the year ended December 31, 2014 with the SEC. Results for interim periods are not necessarily indicative of those to be expected for the fiscal year. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related accompanying notes and disclosures. Actual results could differ materially from those estimates.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;
•	EMEA— member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);
•	LATAM—Central and South America, and the Caribbean Islands; and
•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

2. NEW ACCOUNTING PRONOUNCEMENTS

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU No. 2015-03”). This standard amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of a deferred charge. It is effective for annual reporting periods beginning after December 15, 2015, but early adoption is permitted. The Company is currently evaluating the impact the adoption of this standard will have on its condensed consolidated financial statements.

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (“ASU No 2015-07”). This standard removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible for such fair value measurement using the practical expedient, and instead only requires these disclosures for investments that are elected by the entity to measure the investment at fair value using that practical expedient. It is effective for annual reporting periods beginning after December 15, 2015 on a retrospective basis for all periods presented, and early adoption is permitted. The Company is currently evaluating the impact the adoption of this standard will have on its condensed consolidated financial statements.

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2015-11, Simplifying the Measurement of Inventory (“ASU No 2015-11”). This standard amends the subsequent measurement of inventory for all methods other than last-in, first-out (LIFO) or the retail inventory method to measure at the lower of cost and net realizable value (estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation) instead of the lower of cost and market. It is effective for annual reporting periods beginning after December 15, 2016, but early adoption is permitted on a prospective basis as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact the adoption of this standard will have on its condensed consolidated financial statements.

3. HIGHLY INFLATIONARY ACCOUNTING FOR VENEZUELA OPERATIONS

Because of the hyper-inflationary status of the Venezuelan economy, CNH Industrial’s Venezuelan subsidiary’s functional currency is the U.S. dollar. At the end of each period, CNH Industrial re-measures the net monetary assets of its Venezuela subsidiary from the bolivar fuerte (“Bs.F.” or “bolivars”) to the U.S. dollar at the rate it believes is legally available to the Company. As of June 30, 2015, there was a three-tiered exchange rate mechanism in Venezuela for exchanging bolivars into U.S. dollars: (1) the government-operated National Center of Foreign Commerce (CENCOEX), which has a fixed exchange rate of 6.3 bolivars per U.S. dollar mainly intended for the import of essential goods and services by designated industry sectors; (2) the auction-based Supplementary Foreign Currency Administration System (SICAD), which is intended for certain transactions, including foreign investments; and (3) an open market Marginal Foreign Exchange System (SIMADI), established in February 2015, which is available to companies and individuals to exchange foreign currency based on supply and demand. As of the end of the second quarter of 2015, the SICAD exchange rate was 12.0 bolivars per U.S. dollar. Subsequent to the end of the second quarter of 2015, a SICAD auction was held at which bolivars were exchanged for U.S. dollars at the rate of 12.8 bolivars per U.S. dollar. At June 30, 2015, the SIMADI rate closed at 197.3 Bs.F. to the U.S. dollar.

Based on changes to the way Venezuela’s exchange rate mechanism operated, in 2014 CNH Industrial changed the Bs.F. rate used to re-measure its Venezuelan Commercial Vehicles business operations financial statements in U.S. dollars. Effective March 31, 2014, CNH Industrial started to use the exchange rate determined by U.S. dollar auctions conducted under the SICAD I. As a result, in the first quarter of 2014 CNH Industrial recorded a pre-tax re-measurement charge of $64 million. The SICAD exchange rate which CNH Industrial used at June 30, 2015 is 12.8 Bs.F. to the U.S. dollar, the latest rate at which, at the beginning of July 2015, bolivars were exchanged for U.S. dollars in a SICAD auction to which CNH Industrial’s Venezuelan subsidiary was admitted. The Company’s ability to pay dividends from Venezuela has been limited in recent periods due to the low volume of U.S. dollars available for conversion at favorable exchange rates.

CNH Industrial believes that significant uncertainty exists regarding the currency exchange mechanisms in Venezuela, including the nature of transactions that are eligible to flow through CENCOEX, SICAD or SIMADI, or any other new currency exchange mechanism that may emerge, how any such mechanisms will operate in the future, as well as the availability of U.S. dollars under each mechanism. CNH Industrial continues to closely monitor developments and may determine in the future that rates other than the SICAD exchange rate or the fixed exchange rate, as applicable, are appropriate for re-measurement of the net monetary assets of its Venezuelan operations, which approximated $153 million at June 30, 2015, including $157 million of cash and cash equivalents. If, at June 30, 2015, CNH Industrial had re-measured the net monetary assets of its Venezuela subsidiary at the SIMADI rate, which was 197.3 Bs.F. to the U.S. dollar, CNH Industrial would have incurred a pre-tax re-measurement charge of $128 million. If CNH Industrial were to conclude in the future that the SIMADI exchange rate is the appropriate rate for re-measurement of CNH Industrial’s Venezuelan operations, it would also likely lead to an impairment of all or a part of its non-monetary assets, which were approximately $47 million, excluding commercial real estate, at June 30, 2015. Any such re-measurement and potential impairment charges, if recognized, would be reflected as a non-recurring item and the majority would be classified in “Other, net” in the consolidated statements of operations. In addition, if CNH Industrial were to conclude in the future that the SIMADI exchange rate is the appropriate rate for re-measurement of its Venezuelan subsidiary, its results of operations in Venezuela for the remainder of 2015 would expect to generate approximately 0% of both its net revenues and operating profit.

Despite the significant macroeconomic challenges in Venezuela, CNH Industrial expects to continue its presence in the Venezuelan market for the foreseeable future. Therefore, CNH Industrial continues to work proactively with the Venezuelan official agencies to ensure they understand its Venezuelan operations’ business needs and potential production opportunities. It will continue to monitor developments in Venezuela to assess whether government restrictions and exchange rate controls evolve such that CNH Industrial no longer maintains a controlling financial interest in such Venezuelan operations.

In this context, any further devaluation of the bolivar, change in the currency exchange mechanisms, limitation in the volume of U.S. dollars available for conversion, additional governmental actions or fluctuation of the auction-based SICAD exchange rate could adversely affect CNH Industrial’s financial position, its results of operations, and its ability to make effective business decisions with respect to its Venezuelan operations or to continue to operate in Venezuela in the same manner as it has historically.

4. VARIABLE INTEREST ENTITIES

The Company consolidates various securitization trusts and facilities that have been determined to be variable interest entities (“VIEs”) and of which the Company is a primary beneficiary. The Company has both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. For further information regarding VIEs, please see “Note 9: Receivables”.

The following table presents certain assets and liabilities of consolidated VIEs, which are included in the condensed consolidated balance sheets included in this report. The assets in the table include only those assets that can be used to settle obligations of the consolidated VIEs. The liabilities in the table include third party liabilities of the consolidated VIEs, for which creditors do not have recourse to the general credit of the Company.

	June 30, 2015	December 31, 2014
	(in millions)
Restricted cash	$716	$971
Financing receivables	11,490	11,563
Equipment on operating leases, net	-	83
Total Assets	$12,206	$12,617
Debt	$11,581	$11,962
Total Liabilities	$11,581	$11,962

5. EARNINGS PER SHARE

A reconciliation of basic and diluted earnings per share is as follows (in millions, except per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Basic:
Net income attributable to CNH Industrial	$124	$354	$146	$454
Weighted average common shares outstanding—basic	1,361	1,354	1,360	1,353
Basic earnings per share	$0.09	$0.26	$0.11	$0.33
Diluted:
Net income attributable to CNH Industrial	$124	$354	$146	$454
Weighted average common shares outstanding—basic	1,361	1,354	1,360	1,353
Effect of dilutive securities (when dilutive):	2	-	3	-
Stock Compensation Plans	-	7	-	7
Weighted average common shares outstanding—diluted	1,363	1,361	1,363	1,360
Diluted earnings per share	$0.09	$0.26	$0.11	$0.33

6. EMPLOYEE BENEFIT PLANS AND POSTRETIREMENT BENEFITS

The following summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit pension plans and postretirement health and life insurance plans for the three and six months ended June 30, 2015 and 2014 (in millions):

	Pension		Healthcare		Other
	Three Months Ended June 30,		Three Months Ended June 30,		Three Months Ended June 30,
	2015	2014	2015	2014	2015	2014
	(in millions)
Service cost	$7	$6	$2	$2	$3	$5
Interest cost	28	34	12	13	2	1
Expected return on assets	(35)	(38)	(2)	(3)	—	—
Amortization of:
Prior service credit	—	—	(2)	(3)	—	1
Actuarial loss	20	17	6	2	1	—
Net periodic benefit cost	$20	$19	$16	$11	$6	$7

	Pension		Healthcare		Other
	Six Months Ended June 30,		Six Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014	2015	2014
	(in millions)
Service cost	$15	$13	$4	$4	$7	$9
Interest cost	56	68	24	26	3	5
Expected return on assets	(70)	(76)	(4)	(4)	—	—
Amortization of:
Prior service credit	—	—	(5)	(6)	—	1
Actuarial loss	41	33	13	3	1	—
Net periodic benefit cost	$42	$38	$32	$23	$11	$15

7. INCOME TAXES

The effective tax rate for the three and six months ended June 30, 2015 was 53.6% and 62.3%, respectively, compared to 32.6% and 42.8% for the three and six months ended June 30, 2014. The effective tax rate for both years has been negatively impacted by the inability to record deferred tax assets on losses in certain jurisdictions. Additionally, the prior year’s effective tax rate was impacted by certain discrete tax benefits as a result of the favorable resolution of tax audits.

8. SEGMENT INFORMATION

The operating segments through which the Company manages its operations are based on the internal reporting used by the Company’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by the Company.

CNH Industrial has the following five operating segments:

Agricultural Equipment which designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe. Subsequent to the acquisition of substantially all of the assets of Miller – St. Nazianz, Inc. (“Miller”) in November 2014, certain products are also sold under the Miller brand, primarily in North America.

Construction Equipment which designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, telehandlers and trenchers. Construction equipment is sold under the New Holland Construction and Case Construction brands.

Commercial Vehicles which designs, produces and sells a full range of light, medium and heavy vehicles for the transportation and distribution of goods through the Iveco brand, commuter buses and touring coaches through the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment through Iveco Astra, firefighting vehicles through the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

Powertrain which designs, manufactures and offers a range of propulsion and transmission systems for on- and off-road applications, as well as engines for marine application and power generation through the FPT Industrial brand.

Financial Services which offers a range of financial services to CNH Industrial’s dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

Historically and through 2014, the CODM assessed the performance of the operating segments mainly on the basis of trading profit/(loss), earned by those segments, prepared in accordance with IFRS. Trading profit was defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, and noncontrolling interests. Due to the Company’s transition to reporting under U.S. GAAP during 2014, the CODM began reviewing the performance of operating segments also using operating profit calculated using U.S. GAAP measures. Starting from 2015, the CODM began reviewing the performance of operating segments using only Operating Profit of Industrial Activities calculated using U.S. GAAP measures. Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses. In addition, with reference to Financial Services, the CODM assesses the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP. Prior year segment data has been recast to conform to the current year’s presentation.

A reconciliation from consolidated operating profit to income before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP, which is the most directly comparable measure included in our condensed consolidated statements of operations, for the three and six months ended June 30, 2015 and 2014 is provided below.

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	(in millions)		(in millions)
Operating profit	$467	$736	$751	$1,202
Adjustments/reclassifications to convert from operating profit to U.S. GAAP income before income taxes and equity in income of unconsolidated subsidiaries:
Restructuring expenses	(22)	(30)	(34)	(42)
Interest expenses of Industrial Activities, net of interest income and eliminations	(117)	(158)	(223)	(299)
Other, net	(93)	(63)	(168)	(157)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$235	$485	$326	$704

Segment Information

The following summarizes operating profit by reportable segment (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	(in millions)		(in millions)
Agricultural Equipment	$263	$632	$467	$1,096
Construction Equipment	35	28	35	31
Commercial Vehicles	67	(21)	68	(91)
Powertrain	53	64	89	98
Eliminations and other	(17)	(25)	(35)	(44)
Total Operating profit of Industrial Activities	$401	$678	$624	$1,090
Financial Services	140	152	269	286
Eliminations and other	(74)	(94)	(142)	(174)
Operating profit	$467	$736	$751	$1,202

A summary of additional reportable segment information for the three and six months ended June 30, 2015 and 2014 is as follows (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	(in millions)		(in millions)
Revenues:
Agricultural Equipment	$3,035	$4,436	$5,612	$8,142
Construction Equipment	740	931	1,342	1,705
Commercial Vehicles	2,470	2,704	4,507	5,012
Powertrain	947	1,250	1,848	2,451
Eliminations and other	(558)	(757)	(1,050)	(1,533)
Net sales of Industrial Activities	6,634	8,564	12,259	15,777
Financial Services	423	468	836	908
Eliminations and other	(99)	(121)	(177)	(234)
Total Revenues	$6,958	$8,911	$12,918	$16,451

9. RECEIVABLES

Financing Receivables, net

A summary of financing receivables as of June 30, 2015 and December 31, 2014 is as follows:

	June 30, 2015	December 31, 2014
	(in millions)
Retail	$11,071	$11,978
Wholesale	8,978	9,400
Other	77	94
	$20,126	$21,472

Past due balances of financing receivables still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing financing receivables represent loans for which the Company has ceased accruing finance income. These receivables are generally 120 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

The aging of financing receivables as of June 30, 2015 and December 31, 2014 is as follows (in millions):

	June 30, 2015
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total
Retail
NAFTA	$19	$—	$—	$19	$8,230	$8,249	$28	$8,277
EMEA	14	4	—	18	705	723	24	747
LATAM	21	—	—	21	1,531	1,552	45	1,597
APAC	1	—	2	3	447	450	—	450
Total Retail	$55	$4	$2	$61	$10,913	$10,974	$97	$11,071
Wholesale
NAFTA	$2	$—	$—	$2	$3,957	$3,959	$33	$3,992
EMEA	39	3	—	42	3,948	3,990	—	3,990
LATAM	1	—	—	1	588	589	1	590
APAC	18	1	29	48	313	361	45	406
Total Wholesale	$60	$4	$29	$93	$8,806	$8,899	$79	$8,978

	December 31, 2014
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total
Retail
NAFTA	$31	$2	$—	$33	$8,596	$8,629	$10	$8,639
EMEA	14	8	—	22	881	903	58	961
LATAM	3	—	—	3	1,762	1,765	37	1,802
APAC	2	—	2	4	572	576	—	576
Total Retail	$50	$10	$2	$62	$11,811	$11,873	$105	$11,978
Wholesale
NAFTA	$1	$—	$—	$1	$4,079	$4,080	$52	$4,132
EMEA	72	4	—	76	3,874	3,950	6	3,956
LATAM	1	—	—	1	861	862	—	862
APAC	16	3	30	49	372	421	29	450
Total Wholesale	$90	$7	$30	$127	$9,186	$9,313	$87	$9,400

Allowance for credit losses activity for the three and six months ended June 30, 2015 and 2014 is as follows:

	Three Months Ended June 30, 2015
	Retail	Wholesale	Other	Total
Opening Balance	$420	$172	$—	$592
Provision	24	8	—	32
Charge-offs, net of recoveries	(23)	—	—	(23)
Foreign Currency Translation and Other	12	(4)	—	8
Ending Balance	433	176	—	609

	Six Months Ended June 30, 2015
	Retail	Wholesale	Other	Total
Opening Balance	$468	$182	$—	$650
Provision	37	19	—	56
Charge-offs, net of recoveries	(35)	(2)	—	(37)
Foreign Currency Translation and Other	(37)	(23)	—	(60)
Ending Balance	433	176	—	609
Ending Balance: Individually Evaluated for Impairment	207	122	—	329
Ending Balance: Collectively Evaluated for Impairment	226	54	—	280
Receivables:
Ending Balance	11,071	8,978	77	20,126
Ending Balance: Individually Evaluated for Impairment	486	869	—	1,355
Ending Balance: Collectively Evaluated for Impairment	$10,585	$8,109	$77	$18,771

	Three Months Ended June 30, 2014
	Retail	Wholesale	Other	Total
Opening Balance	$546	$153	$7	$706
Provision	15	5	2	22
Charge-offs, net of recoveries	(23)	(1)	(2)	(26)
Foreign Currency Translation and Other	21	3	1	25
Ending Balance	559	160	8	727

	Six Months Ended June 30, 2014
	Retail	Wholesale	Other	Total
Opening Balance	$613	$112	$1	$726
Provision	35	7	3	45
Charge-offs, net of recoveries	(46)	(10)	(3)	(59)
Foreign Currency Translation and Other	(43)	51	7	15
Ending Balance	559	160	8	727
Ending Balance: Individually Evaluated for Impairment	275	130	—	405
Ending Balance: Collectively Evaluated for Impairment	284	30	8	322
Receivables:
Ending Balance	12,606	10,530	102	23,238
Ending Balance: Individually Evaluated for Impairment	529	844	—	1,373
Ending Balance: Collectively Evaluated for Impairment	$12,077	$9,686	$102	$21,865

Allowance for credit losses activity for the year ended December 31, 2014 is as follows:

	December 31, 2014
	Retail	Wholesale	Other	Total
Opening Balance	$613	$112	$1	$726
Provision	86	71	2	159
Charge-offs, net of recoveries	(135)	(24)	(2)	(161)
Foreign Currency Translation and Other	(96)	23	(1)	(74)
Ending Balance	468	182	—	650
Ending Balance: Individually Evaluated for Impairment	233	115	—	348
Ending Balance: Collectively Evaluated for Impairment	235	67	—	302
Receivables:
Ending Balance	11,978	9,400	94	21,472
Ending Balance: Individually Evaluated for Impairment	484	758	—	1,242
Ending Balance: Collectively Evaluated for Impairment	$11,494	$8,642	$94	$20,230

Financing receivables are considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, or have provided bankruptcy notification, or require significant collection efforts. Receivables, which are impaired, are generally classified as non-performing.

	June 30, 2015				December 31, 2014
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment
	(in millions)
With no related allowance
Retail
NAFTA	$67	$66	$—	$63	$24	$24	$—	$22
EMEA	$82	$82	$—	$81	$91	$91	$—	$95
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
Wholesale
NAFTA	$25	$25	$—	$25	$12	$12	$—	$21
EMEA	$41	$41	$—	$37	$35	$35	$—	$39
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
With an allowance recorded
Retail
NAFTA	$50	$49	$18	$48	$33	$32	$13	$34
EMEA	$272	$272	$182	$286	$311	$311	$212	$312
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$15	$15	$7	$18	$25	$25	$8	$26
Wholesale
NAFTA	$23	$23	$3	$24	$60	$60	$3	$63
EMEA	$739	$739	$105	$707	$608	$608	$98	$708
LATAM	$22	$18	$6	$20	$25	$20	$8	$20
APAC	$19	$19	$8	$14	$18	$18	$6	$13
Total
Retail	$486	$484	$207	$496	$484	$483	$233	$489
Wholesale	$869	$865	$122	$827	$758	$753	$115	$864

Troubled Debt Restructurings

A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when the lender grants a concession it would not otherwise consider to a borrower experiencing financial difficulties. As a collateral based lender, the Company typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.

TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of collateral. In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third party guarantees.

Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations under the loans based on a credit review, the TDR classification is not removed from the receivable.

As of June 30, 2015, the Company had approximately 622 retail and finance lease receivable contracts classified as TDRs in NAFTA, of which the pre-modification value was $18 million and the post-modification value was $17 million. The court has determined the concession in 344 of these cases. The pre-modification value of these contracts was $6 million and the post-modification value was $5 million. As of June 30, 2014, the Company had approximately 715 retail and finance lease receivable contracts classified as TDRs in NAFTA, of which the pre-modification value was $16 million and the post-modification value was $14 million. The court has determined the concession in 475 of these cases. The pre-modification value of these contracts was $9 million and the post-modification value was $7 million. As the outcome of the bankruptcy cases is determined by a court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended June 30, 2015 and 2014.

As of June 30, 2015 and 2014, the Company had approximately $82 million and $181 million, respectively, in retail and finance lease receivable contracts classified as TDRs in EMEA. The primary concessions were skip payments and extended contract maturities and, as such, the post-modification value approximated the pre-modification value. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended June 30, 2015 and 2014.

As of June 30, 2015 and 2014, the Company had approximately $39 million and $72 million, respectively, in retail and finance lease contracts classified as TDRs in LATAM. The concessions granted on these receivables were primarily skip payments and extensions of contract maturities. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended June 30, 2015 and 2014.

As of June 30, 2015 and 2014, the Company’s wholesale TDR agreements were immaterial.

Transfers of Financial Assets

The Company transfers a number of its financial receivables to securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity (“SPE”) finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in securitizations differ from other entities included in the Company’s condensed consolidated financial statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, the Company has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay the Company’s creditors until all obligations of the SPE have been fulfilled.

These trusts were determined to be VIEs and, consequently, the Company has consolidated these trusts. In its role as servicer, the Company has the power to direct the trusts’ activities. Through its retained interests, the Company has an obligation to absorb certain losses or the right to receive certain benefits that could potentially be significant to the trusts.

No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to the Company although the Company provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, the Company does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by the Company, in its role as servicer.

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not qualify for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and, accordingly, the Company continues to recognize the receivables transferred by this means in its balance sheet and recognizes a financial liability of the same amount under asset-backed financing.

At June 30, 2015 and December 31, 2014, the carrying amount of such restricted assets included in financing receivables above are the following (in millions):

	Restricted Receivables
	June 30, 2015	December 31, 2014
Retail note and finance lease receivables	$8,303	$8,718
Wholesale receivables	5,943	6,005
Total	$14,246	$14,723

At June 30, 2015 and December 31, 2014, the Company had $34 and $116 million of VAT receivables, respectively, included in Other Assets that were used as collateral in certain borrowings.

10. INVENTORIES

Inventories as of June 30, 2015 and December 31, 2014 consist of the following (in millions):

	June 30, 2015	December 31, 2014
	(in millions)
Raw materials	$1,436	$1,672
Work-in-process	989	552
Finished goods	4,795	4,784
Total inventories	$7,220	$7,008

11. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES

A summary of investments in unconsolidated subsidiaries and affiliates as of June 30, 2015 and December 31, 2014 is as follows:

	June 30, 2015	December 31, 2014
	(in millions)
Equity method	$563	$593
Cost method	11	12
Total	$574	$605

12. GOODWILL AND OTHER INTANGIBLES

Changes in the carrying amount of goodwill for the six months ended June 30, 2015 are as follows (in millions):

	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at December 31, 2014	$1,662	$595	$61	$5	$161	$2,484
Impact of foreign exchange	(6)	(3)	(3)	—	(6)	(18)
Balance at June 30, 2015	$1,656	$592	$58	$5	$155	$2,466

As of June 30, 2015 and December 31, 2014, the Company’s other intangible assets and related accumulated amortization consisted of the following:

	June 30, 2015				December 31, 2014
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in millions)
Other intangible assets subject to amortization:
Dealer Networks	15	$285	$136	$149	$285	$131	$154
Patents, concessions and licenses and other	5-25	1,648	1,266	382	1,701	1,281	420
		1,933	1,402	531	1,986	1,412	574
Other intangible assets not subject to amortization:
Trademarks		276	—	276	276	—	276
Total other intangible assets		$2,209	$1,402	$807	$2,262	$1,412	$850

CNH Industrial recorded amortization expense of $30 million and $25 million for the three months ended June 30, 2015 and 2014, and $54 million and $52 million for the six months ended June 30, 2015 and 2014, respectively.

13. OTHER LIABILITIES

A summary of other liabilities as of June 30, 2015 and December 31, 2014 is as follows:

	June 30, 2015	December 31, 2014
	(in millions)
Advances on buy-back agreements	$1,960	$1,962
Warranty and campaign programs	951	1,020
Marketing and sales incentive programs	1,282	1,413
Tax payables	750	680
Accrued expenses and Deferred income	554	731
Accrued employee benefits	684	669
Legal reserves and other provisions	402	410
Contract reserve	403	390
Restructuring reserve	45	95
Other	616	689
Total	$7,647	$8,059

Warranty and Campaign Program

CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the three and six months ended June 30, 2015 and 2014 for the basic warranty and accruals for campaign programs are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	(in millions)		(in millions)
Balance at beginning of period	$919	$1,096	$1,020	$1,111
Current year additions	189	215	343	393
Claims paid	(183)	(213)	(340)	(405)
Currency translation adjustment and other	26	25	(72)	24
Balance at June 30	$951	$1,123	$951	$1,123

Restructuring Provision

The Company incurred restructuring expenses of $22 million and $30 million during the three months ended June 30, 2015 and 2014, and $34 million and $42 million during the six months ended June 30, 2015 and 2014, respectively. The expenses in 2015 were primarily attributable to actions within Agricultural Equipment and Commercial Vehicles as part of the Company’s Efficiency Program launched in 2014.

14. COMMITMENTS AND CONTINGENCIES

As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, particularly in the areas of product liability (including asbestos-related liability), product performance, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. The most significant of these matters are described below.

The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that such a loss has been incurred and the amount can be reasonably estimated, an accrual has been made against our earnings and included in “Other liabilities” on the condensed consolidated balance sheets.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, the Company believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its condensed consolidated financial statements.

Environmental

Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH Industrial has received inquiries for information or notices of its potential liability regarding 65 non-owned U.S. sites at which regulated materials allegedly generated by CNH Industrial were released or disposed (“Waste Sites”). Of the Waste Sites, 15 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 59 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved; it has not been named as a potentially responsible party (“PRP”); or its liability is likely de minimis.

Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 65 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH Industrial could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH Industrial believes that the costs associated with the Waste Sites will not have a material effect on the Company’s business, financial position or results of operations.

The Company is conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or which are being decommissioned. The Company believes that the outcome of these activities will not have a material adverse effect on its business, financial position or results of operations.

The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of hazardous substances typical of manufacturing and related operations, the discovery of currently unknown conditions, and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. As in the past, CNH Industrial plans to continue funding its costs of environmental compliance from operating cash flows.

Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time which could exceed 30 years for some sites. As of June 30, 2015 and December 31, 2014, environmental reserves of approximately $40 million and $38 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Other Litigation and Investigation

European Commission anti-competition investigation: Starting January 2011, Iveco and certain of its competitors have been subject to an investigation being conducted by the European Commission into certain business practices of the leading manufacturers of trucks and commercial vehicles in the European Union in relation to alleged anti-competitive behavior.

On November 20, 2014, Iveco received a Statement of Objections from the European Commission alleging that Iveco and other companies in the heavy and medium truck industry had breached EU antitrust rules. The Commission indicated that it would seek to impose significant fines on the manufacturers. The Statement of Objections is a formal step in the Commission’s investigative process and details the Commission’s preliminary view of the conduct of the companies involved.

The Statement of Objections is not a final decision and, as such, it does not prejudice the final outcome of the proceedings. Under the applicable procedural rules, the Commission will review the manufacturers’ responses before issuing a decision and any decision would be subject to further appeals.

Iveco is evaluating the Statement of Objections and the documents on the Commission’s case file, and intends to issue its response to the Commission in due course and to avail itself of any opportunity allowed by the procedure to clarify its position in this matter. Given the numerous uncertainties in the next stages of the investigation, the Company is unable to predict the outcome or to estimate the potential fine at this time.

Guarantees

At June 30, 2015 and December 31, 2014, CNH Industrial has provided guarantees of $300 million and $383 million, respectively, on the debt or commitments of third parties or non-consolidated affiliates. These guarantees consist of loan guarantees on behalf of certain dealers by Agricultural Equipment and Construction Equipment and performance guarantees on behalf of a joint venture by Commercial Vehicles.

Other Contingencies

CNH Industrial is successor to Fiat Industrial, a company formed as a result of the demerger of Fiat S.p.A. (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) in favor of Fiat Industrial. As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At June 30, 2015, the outstanding Liabilities amount to approximately $1.4 billion (of which $1.1 billion consists of bonds guaranteed by FCA). CNH Industrial evaluated as extremely remote the risk of FCA’s insolvency, and therefore no specific provision has been accrued in respect of the above mentioned potential joint liability.

15. FINANCIAL INSTRUMENTS

Determination of Fair Value

When available, the Company uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a market price is not available, the Company will make use of observable market based inputs to calculate fair value, in which case the items are classified in Level 2.

If quoted or observable market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters such as interest rates, currency rates, or yield curves. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.

The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, and the key inputs to those models, as well as any significant assumptions.

Derivatives

CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or issue derivative or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the statements of condensed consolidated cash flows.

Foreign Exchange Contracts

CNH Industrial has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in non-functional currencies. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases and sales. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the condensed consolidated statements of operations in the line “Other, net” and was not significant for all periods presented. The maturity of these instruments does not exceed 17 months and the after-tax losses deferred in accumulated other comprehensive income (loss) that will be recognized in net sales and cost of goods sold over the next twelve months assuming foreign exchange rates remain unchanged is approximately $(35) million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Other, net” and are expected to offset the foreign exchange gains or losses on the exposures being managed.

All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $7.9 billion and $8.6 billion at June 30, 2015 and December 31, 2014, respectively.

Interest Rate Derivatives

CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated in cash flow hedging relationships are being used by the Company to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH Industrial recognizes interest expense on the related debt. Any ineffectiveness is recorded in “Other, net” in the condensed consolidated statements of operations and was insignificant for all periods presented. The maximum length of time over which CNH Industrial is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 54 months. The after-tax losses deferred in accumulated other comprehensive income (loss) that will be recognized in interest expense over the next twelve months is approximately $(4) million.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the risk of reductions in the fair value of existing fixed rate bonds and medium-term notes due to increases in LIBOR based interest rates. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. Ineffectiveness was insignificant for the three and six months ended June 30, 2015 and 2014, respectively.

CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Company being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the three and six months ended June 30, 2015 and 2014, respectively.

All of CNH Industrial’s interest rate derivatives outstanding as of June 30, 2015 and December 31, 2014 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $4.2 billion and $5.6 billion at June 30, 2015 and December 31, 2014, respectively.

Financial Statement impact of CNH Industrial Derivatives

The fair values of CNH Industrial’s derivatives as of June 30, 2015 and December 31, 2014 in the condensed consolidated balance sheets are recorded as follows:

	June 30, 2015	December 31, 2014
	(in millions)
Derivatives Designated as Hedging Instruments:
Assets:
Foreign exchange contracts:	$69	$75
Interest rate derivatives:	40	37
Total assets	$109	$112
Liabilities
Foreign exchange contracts:	$(129)	$(178)
Interest rate derivatives:	(11)	(12)
Total liabilities	$(140)	$(190)
Derivatives Not Designated as Hedging Instruments:
Assets:
Foreign exchange contracts:	$67	$86
Interest rate derivatives:	3	7
Total assets	$70	$93
Liabilities
Foreign exchange contracts:	$(20)	$(37)
Interest rate derivatives:	(4)	(8)
Total liabilities	$(24)	$(45)

Pre-tax gains (losses) on the condensed consolidated statements of operations related to CNH Industrial’s derivatives for the three and six months ended June 30, 2015 and 2014 are recorded in the following accounts:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	(in millions)		(in millions)
Fair Value Hedges
Interest rate derivatives—Interest expense	$(4)	$(9)	$-	$1
Gains/(losses) on hedged items—Interest expense	4	9	-	(1)
Cash Flow Hedges
Recognized in accumulated other comprehensive income (Effective Portion):
Foreign exchange contracts—accumulated other comprehensive income	$16	$(88)	$(103)	$(129)
Interest rate derivatives—accumulated other comprehensive income	$(21)	$1	$(25)	$2
Reclassified from accumulated other comprehensive income (Effective Portion):
Foreign exchange contracts—Net sales	$(9)	$8	$(13)	$12
Foreign exchange contracts—Cost of goods sold	(73)	37	(124)	50
Foreign exchange contracts—Other, net	(2)	(12)	(28)	(12)
Interest rate derivatives—Interest expense	(2)	(12)	(5)	(5)
Not Designated as Hedges
Foreign exchange contracts—Other, net	$(16)	$(34)	$4	$(31)

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at June 30, 2015 and December 31, 2014:

	Level 1		Level 2		Total
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$136	$161	$136	$161
Interest rate derivatives	—	—	43	44	43	44
Available for sale securities	—	1	—	—	-	1
Total assets	$—	$1	$179	$205	$179	$206
Liabilities
Foreign exchange derivatives	$—	$—	$(149)	$(215)	$(149)	$(215)
Interest rate derivatives	—	—	(15)	(20)	(15)	(20)
Total liabilities	$—	$—	$(164)	$(235)	$(164)	$(235)

Fair Value of Other Financial Instruments

The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the condensed consolidated balance sheets approximates their fair value.

Financial Instruments Not Carried at Fair Value

The estimated fair market values of financial instruments not carried at fair value in the condensed consolidated balance sheets as of June 30, 2015 and December 31, 2014 are as follows:

	June 30, 2015		December 31, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	$20,126	$19,893	$21,472	$21,427
Debt	$27,340	$27,547	$29,594	$29,883

Financing receivables

The fair value of financing receivables is based on the discounted values of their related cash flows at current market interest rates and they are classified as a Level 3 fair value measurement.

Debt

All debt is classified as a Level 2 fair value measurement, with the exception of bonds issued by CNH Industrial Finance Europe S.A. which are classified as a Level 1 fair value measurement.

16. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The Company’s share of comprehensive income (loss) includes net income plus other comprehensive income, which includes changes in fair value of certain derivatives designated as cash flow hedges, certain changes in pension and other retirement benefit plans, foreign currency translations gains and losses, changes in the fair value of available-for-sale securities, the Company’s share of other comprehensive income of entities accounted for using the equity method, and reclassifications for amounts included in net income less net income and other comprehensive income attributable to the noncontrolling interest. For more information on derivative instruments, see “Note 15: Financial Instruments”. For more information on pensions and retirement benefit obligations, see “Note 6: Employee Benefit Plans and Postretirement Benefits”. The Company’s other comprehensive income (loss) amounts are aggregated within accumulated other comprehensive income (loss). The tax effect for each component of other comprehensive income (loss) consisted of the following:

Three Months ended June 30, 2015	Gross Amount	Income Taxes	Net Amount
Unrealized gain on cash flow hedges	$81	$(14)	$67
Changes in retirement plans’ funded status	(58)	(5)	(63)
Foreign currency translation	18	—	18
Share of other comprehensive income of entities using the equity method	3	—	3
Other comprehensive income	$44	$(19)	$25

Three Months ended June 30, 2014	Gross Amount	Income Taxes	Net Amount
Unrealized loss on cash flow hedges	$(110)	$29	$(81)
Changes in retirement plans’ funded status	6	(3)	3
Foreign currency translation	146	—	146
Share of other comprehensive income of entities using the equity method	3	—	3
Other comprehensive income	$45	$26	$71

Six Months ended June 30, 2015	Gross Amount	Income Taxes	Net Amount
Unrealized gain on cash flow hedges	$42	$(14)	$28
Changes in retirement plans’ funded status	(14)	(11)	(25)
Foreign currency translation	13	—	13
Share of other comprehensive income (loss) of entities using the equity method	(25)	—	(25)
Other comprehensive income	$16	$(25)	$(9)

Six Months ended June 30, 2014	Gross Amount	Income Taxes	Net Amount
Unrealized loss on cash flow hedges	$(172)	$49	$(123)
Changes in retirement plans’ funded status	20	(6)	14
Foreign currency translation	201	—	201
Share of other comprehensive income (loss) of entities using the equity method	(1)	—	(1)
Other comprehensive income	$48	$43	$91

The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following:

	Unrealized gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Share of Other Comprehensive Income of Entities Using the Equity Method	Total
Balance, December 31, 2013	49	(826)	(574)	(22)	(1,373)
Other comprehensive income (loss), before reclassifications	(92)	(11)	201	(1)	97
Amounts reclassified from other comprehensive income (loss)	(31)	25	—	—	(6)
Other comprehensive income (loss)	(123)	14	201	(1)	91
Balance, June 30, 2014	(74)	(812)	(373)	(23)	(1,282)

Balance, December 31, 2014	(117)	(1,105)	(448)	(66)	(1,736)
Other comprehensive income (loss), before reclassifications	(101)	(69)	13	(25)	(182)
Amounts reclassified from other comprehensive income	129	44	—	—	173
Other comprehensive income (loss)	28	(25)	13	(25)	(9)
Balance, June 30, 2015	$(89)	$(1,130)	$(435)	$(91)	$(1,745)

Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in the three and six months ended June 30, 2015 and 2014 consisted of the following:

	Amount reclassified from other comprehensive income (loss)		Amount reclassified from other comprehensive income (loss)		Consolidated Statement of Operations line
	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
		(in millions)		(in millions)
Cash flow hedges	$9	$(8)	$13	$(12)	Net sales
	73	(37)	124	(50)	Cost of goods sold
	2	12	28	12	Other, net
	2	12	5	5	Interest expense
	(18)	6	(41)	14	Income taxes
	$68	$(15)	$129	$(31)
Change in retirement plans’ funded status:
Amortization of actuarial losses	$27	$19	$55	$36	*
Amortization of prior service cost	(2)	(2)	(5)	(5)	*
	(3)	(3)	(6)	(6)	Income taxes
	$22	$14	$44	$25
Total reclassifications, net of tax	$90	$(1)	$173	$(6)
*	These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 6: Employee Benefit Plans and Postretirement Benefits” for additional information.

17. RELATED PARTY INFORMATION

CNH Industrial’s related parties are primarily Exor S.p.A. and the companies that Exor controls or has significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA” or the “FCA Group”). As of June 30, 2015, Exor S.p.A. held 41.34% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by Exor S.p.A. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of June 30, 2015. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates which CNH Industrial has a significant influence over or jointly controls.

The Company’s Audit Committee reviews and evaluates all significant related party transactions.

Transactions with the FCA Group and Exor

In connection with the Demerger, Fiat (now known as FCA) and Fiat Industrial entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the various service provider subsidiaries of such entities provide services (such as purchasing, tax, accounting and other back office services, security and training) to the various service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-In letter which may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. Companies of the FCA Group provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in Letters.

Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from, the FCA Group companies.

These transactions with the FCA Group are reflected in the Company’s condensed consolidated statements of operations as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	(in millions)		(in millions)
Net sales	$209	$267	$411	$514
Cost of goods sold	$136	$202	$255	$322
Selling, general and administrative expenses	$42	$83	$81	$135

	June 30, 2015	December 31, 2014
	(in millions)
Trade receivables	$29	$27
Trade payables	$172	$139

Exor is a major investment holding company in Europe. Among other things, Exor manages a portfolio that includes investments in FCA and Cushman & Wakefield, Inc. CNH Industrial purchases real estate services from Cushman & Wakefield. The related transaction amounts were insignificant for the three and six months ended June 30, 2015 and 2014.

Transactions with the unconsolidated subsidiaries and affiliates

CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to unconsolidated subsidiaries and affiliates such as Iveco Oto Melara Societa consortile ARL, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from unconsolidated subsidiaries and affiliates, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	(in millions)		(in millions)
Net sales	$181	$203	$379	$411
Cost of goods sold	$83	$149	$178	$273

	June 30, 2015	December 31, 2014
	(in millions)
Trade receivables	$95	$155
Trade payables	$113	$144

At June 30, 2015 and December 31, 2014, CNH Industrial had pledged guarantees on commitments of its joint venture for an amount of $203 million and $277 million, respectively, mainly related to Iveco—Oto Melara Società consortile ARL.

18. SUPPLEMENTAL INFORMATION

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH Industrial. This supplemental information does not purport to represent the operations of each group as if each group were to operate on a standalone basis. For example, Industrial Activities presents the cost of “interest free” periods for wholesale receivables as Interest Compensation to Financial Services, and not as a reduction of sales in their statements of operations. This supplemental data is as follows:

Industrial Activities—The financial information captioned “Industrial Activities” reflects the consolidation of all majority-owned subsidiaries except for Financial Services business. Financial Services business has been included using the equity method of accounting whereby the net income and net assets of Financial Services business are reflected, respectively, in “Equity in income of unconsolidated subsidiaries and affiliates” in the accompanying condensed consolidated statements of operations, and in “Investment in Financial Services” in the accompanying condensed consolidated balance sheets.

Financial Services—The financial information captioned “Financial Services” reflects the consolidation or combination of Financial Services business.

Transactions between the “Industrial Activities” and “Financial Services” have been eliminated to arrive at the consolidated financial statements.

	Statement of Operations
	Industrial Activities		Financial Services
	Three Months Ended June 30,		Three Months Ended June 30,
	2015	2014	2015	2014
	(in millions, except share data)
Revenues
Net sales	$6,634	$8,564	$—	$—
Finance and interest income	59	66	423	468
Total Revenues	$6,693	$8,630	$423	$468
Costs and Expenses
Cost of goods sold	$5,456	$6,922	$—	$—
Selling, general and administrative expenses	552	666	74	86
Research and development expenses	225	298	—	—
Restructuring expenses	21	30	1	—
Interest expense	175	224	151	178
Interest compensation to Financial Services	75	94	—	—
Other, net	91	58	60	57
Total Costs and Expenses	6,595	8,292	286	321
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	98	338	137	147
Income taxes	82	111	44	47
Equity income of unconsolidated subsidiaries and affiliates	8	27	5	4
Results from intersegment investments	98	104	—	1
Net Income	$122	$358	$98	$105

	Statement of Operations
	Industrial Activities		Financial Services
	Six Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	(in millions, except share data)
Revenues
Net sales	$12,259	$15,777	$—	$—
Finance and interest income	130	126	836	908
Total Revenues	$12,389	$15,903	$836	$908
Costs and Expenses
Cost of goods sold	$10,172	$12,801	$—	$—
Selling, general and administrative expenses	1,048	1,331	145	173
Research and development expenses	415	555	—	—
Restructuring expenses	33	42	1	—
Interest expense	349	419	307	350
Interest compensation to Financial Services	146	180	—	—
Other, net	164	147	119	109
Total Costs and Expenses	12,327	15,475	572	632
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	62	428	264	276
Income taxes	112	206	91	95
Equity income of unconsolidated subsidiaries and affiliates	12	48	10	8
Results from intersegment investments	183	189	—	2
Net Income	$145	$459	$183	$191

	Balance Sheets
	Industrial Activities		Financial Services
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
	(in millions, except share data)
ASSETS
Cash and cash equivalents	$3,109	$4,122	$1,126	$1,041
Restricted cash	22	1	727	977
Trade receivables	813	1,025	49	92
Financing receivables	2,746	4,767	20,883	22,717
Inventories, net	7,019	6,845	201	163
Property, plant and equipment, net	6,441	6,862	2	3
Investments in unconsolidated subsidiaries and affiliates	3,018	3,063	128	136
Equipment under operating leases	12	20	1,700	1,498
Goodwill	2,312	2,324	154	160
Other Intangible assets, net	788	828	19	22
Deferred tax assets	1,359	1,508	205	239
Derivative assets	174	198	6	9
Other assets	1,744	1,502	501	781
TOTAL ASSETS	$29,557	$33,065	$25,701	$27,838
LIABILITIES AND EQUITY
Debt	$8,844	$11,520	$21,999	$24,086
Trade payables	5,815	5,850	176	197
Deferred tax liabilities	182	202	286	250
Pension, postretirement and other postemployment benefits	2,483	2,594	28	20
Derivative liability	154	221	11	16
Other liabilities	7,223	7,701	629	675
TOTAL LIABILITIES	$24,701	$28,088	$23,129	$25,244
Equity	4,838	4,961	2,572	2,594
Redeemable noncontrolling interest	18	16	—	—
TOTAL EQUITY AND LIABILITIES	$29,557	$33,065	$25,701	$27,838

	Cash Flow Statements
	Industrial Activities		Financial Services
	Six Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	(in millions)
Operating activities:
Net income	$145	$459	$183	$191
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	346	358	3	2
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	98	125	97	71
Loss from disposal of assets	3	—	—	1
Undistributed income of unconsolidated subsidiaries	(125)	(87)	(6)	(10)
Other non-cash items	38	27	59
Changes in operating assets and liabilities:				61
Provisions	(45)	165	3	28
Deferred income taxes	(4)	(29)	46	(9)
Trade and financing receivables related to sales, net	164	84	(43)	(1,413)
Inventories, net	(655)	(1,384)	(39)	4
Trade payables	315	(174)	(24)	(84)
Other assets and liabilities	(351)	(147)	244	272
Net cash (used in) provided by operating activities	(71)	(603)	523	(886)
Investing activities:
Additions to retail receivables	—	—	(2,100)	(3,034)
Collections of retail receivables	—	—	2,514	3,236
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	2	10	—	—
Proceeds from sale of assets under operating leases and assets sold under buy-back commitments	162	138	198	130
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and sold under buy-back commitments	(224)	(342)	—	(12)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(341)	(372)	(515)	(401)
Other	1,478	96	(1,044)	182
Net cash provided by (used in) investing activities	1,077	(470)	(947)	101
Financing activities:
Proceeds from long-term debt	304	1,898	2,926	8,006
Payments of long-term debt	(1,951)	(541)	(2,440)	(7,817)
Net increase (decrease) in other financial liabilities	181	(233)	158	13
Dividends paid	(294)	(379)	(36)	(90)
Other	17	6	(21)	14
Net cash (used in) provided by financing activities	(1,743)	751	587	126
Effect of foreign exchange rate changes on cash and cash equivalents	(276)	11	(78)	18
(Decrease) Increase in cash and cash equivalents	(1,013)	(311)	85	(641)
Cash and cash equivalents, beginning of year	4,122	4,010	1,041	1,557
Cash and cash equivalents, end of period	$3,109	$3,699	$1,126	$916

19. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

CNH Industrial and certain 100% owned subsidiaries of CNH Industrial (the “Guarantor Subsidiaries”) guarantee the 7.875% Senior Notes issued by Case New Holland Industrial Inc. (formerly known as Case New Holland Inc.) in 2010. As the guarantees are fully unconditional, irrevocable and joint and several with all other guarantees and as the Guarantor Subsidiaries are all 100% owned by CNH Industrial, the Company has included the following condensed consolidating financial information as of June 30, 2015 and December 31, 2014 and for the three and six months ended June 30, 2015 and 2014. The condensed consolidating financial information reflects investments in consolidated subsidiaries on the equity method of accounting. The goodwill and other intangible assets are allocated to reporting units and are primarily reported by the Guarantor Subsidiaries, except for the portion related to Financial Services which is reported by All Other Subsidiaries. It is not practicable to allocate goodwill and other intangibles to the individual Guarantor Subsidiaries and All Other Subsidiaries.

In an effort to reduce the complexity of the Company’s legal structure and as a part of the Company’s tax planning strategies, CNH Industrial has actively eliminated and transferred legal entities. During the three months ended June 30, 2014, the parent company acquired the assets and operations of a subsidiary related to Agricultural Equipment and Construction Equipment. For comparative purposes, results of prior periods have been restated to include the results and financial position of the subsidiary with the parent entity. These transactions between entities under common control are accounted for at historical cost in accordance with existing accounting guidance. As a consequence, any material future transactions related to CNH Industrial’s legal entity rationalization activities and tax planning strategies may result in a retroactive restatement of the information contained in this note as these transactions are completed.

	Condensed Statements of Operations For the Three Months Ended June 30, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total revenues	$445	$2	$2,677	$5,143	$(1,309)	$6,958
Cost and Expenses:
Cost of goods sold	376	—	2,183	4,095	(1,198)	5,456
Selling, general and administrative expenses	36	—	132	458	—	626
Research and development expenses	2	—	72	151	—	225
Restructuring expenses	—	—	(1)	23	—	22
Interest expense	36	63	35	209	(61)	282
Interest compensation to Financial Services	4	—	46	—	(50)	—
Other, net	6	2	65	39	—	112
	460	65	2,532	4,975	(1,309)	6,723
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(15)	(63)	145	168	—	235
Income taxes	(5)	(24)	24	131	—	126
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	134	145	91	45	(402)	13
Net income (loss)	124	106	212	82	(402)	122
Net loss attributable to noncontrolling interests	—	—	—	(2)	—	(2)
Net income (loss) attributable to owners of the parent	$124	$106	$212	$84	$(402)	$124

	Condensed Statements of Comprehensive Income For the Three Months Ended June 30, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$149	$106	$314	$88	$(510)	$147
Comprehensive income attributable to noncontrolling interests	—	—	—	(2)	—	(2)
Comprehensive income (loss) attributable to parent	$149	$106	$314	$90	$(510)	$149

	Condensed Statements of Operations For the Six Months Ended June 30, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total revenues	$818	$5	$4,967	$9,683	$(2,555)	$12,918
Cost and Expenses:
Cost of goods sold	691	—	4,068	7,590	(2,177)	10,172
Selling, general and administrative expenses	65	—	249	879	—	1,193
Research and development expenses	5	—	142	268	—	415
Restructuring expenses	—	—	2	32	—	34
Interest expense	81	124	71	572	(282)	566
Interest compensation to Financial Services	6	—	90	—	(96)	—
Other, net	20	(2)	104	90	—	212
	868	122	4,726	9,431	(2,555)	12,592
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(50)	(117)	241	252	—	326
Income taxes	(3)	(45)	53	198	—	203
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	193	202	170	86	(629)	22
Net income (loss)	146	130	358	140	(629)	145
Net loss attributable to noncontrolling interests	—	—	—	(1)	—	(1)
Net income (loss) attributable to owners of the parent	$146	$130	$358	$141	$(629)	$146

	Condensed Statements of Comprehensive Income For the Six Months Ended June 30, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$137	$130	$286	$(181)	$(236)	$136
Comprehensive income attributable to noncontrolling interests	—	—	—	(1)	—	(1)
Comprehensive income (loss) attributable to parent	$137	$130	$286	$(180)	$(236)	$137

	Condensed Balance Sheets As of June 30, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$2	$—	$56	$4,177	$—	$4,235
Deposits in subsidiaries’ cash management pools	297	—	4,857	—	(5,154)	—
Receivables	576	884	4,493	30,843	(15,837)	20,959
Inventories, net	186	—	1,728	5,306	—	7,220
Property, plant and equipment, net	74	—	1,153	5,216	—	6,443
Equipment on operating leases	—	—	—	1,712	—	1,712
Investments in unconsolidated subsidiaries and affiliates	251	—	1	322	—	574
Investments in consolidated subsidiaries	10,887	7,085	2,102	860	(20,934)	—
Goodwill and intangibles	9	—	2,799	465	—	3,273
Other	263	186	1,037	3,846	(818)	4,514
Total Assets	$12,545	$8,155	$18,226	$52,747	$(42,743)	$48,930
Liabilities and equity:
Debt	$5,653	$5,054	$3,371	$31,175	$(17,913)	$27,340
Trade payables	258	106	1,914	5,860	(2,194)	5,944
Other liabilities	1,842	(37)	3,450	7,255	(1,702)	10,808
Total equity	4,792	3,032	9,491	8,457	(20,934)	4,838
Total Equity and Liabilities	$12,545	$8,155	$18,226	$52,747	$(42,743)	$48,930

	Condensed Statements of Cash Flow For the Six Months Ended June 30, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income	$146	$130	$358	$140	$(629)	$145
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	6	—	105	433	—	544
Other, net	(63)	(204)	(546)	117	423	(273)
Net cash provided by (used in) operating activities	89	(74)	(83)	690	(206)	416
Investing activities:
Expenditures for property, plant and equipment, equipment on operating leases, equipment sold under a buy-back commitment and intangible assets	(9)	—	(46)	(1,025)	—	(1,080)
Net collections from retail receivables and related securitizations	—	—	—	414	—	414
Withdrawals from subsidiaries’ cash management pools	(71)	—	(777)	—	848	—
Other, net	(62)	—	(10)	1,556	(709)	775
Net cash (used in) provided by investing activities	(142)	—	(833)	945	139	109
Financing Activities:
Net (decrease) increase in indebtedness	(3)	74	1,105	(1,476)	(522)	(822)
Dividends paid	—	(5)	(177)	(242)	130	(294)
Other, net	51	5	6	(504)	459	17
Net cash provided by (used in) financing activities	48	74	934	(2,222)	67	(1,099)
Other, net	—	—	(1)	(353)	—	(354)
Increase (decrease) in cash and cash equivalents	(5)	—	17	(940)	—	(928)
Cash and cash equivalents, beginning of year	7	—	39	5,117	—	5,163
Cash and cash equivalents, end of period	$2	$—	$56	$4,177	$—	$4,235

	Condensed Statements of Operations For the Three Months Ended June 30, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total revenues	$592	$3	$3,751	$6,581	$(2,016)	$8,911
Cost and Expenses:
Cost of goods sold	524	—	2,946	5,267	(1,815)	6,922
Selling, general and administrative expenses	28	—	176	548	—	752
Research and development expenses	4	—	107	187	—	298
Restructuring expenses	—	—	18	12	—	30
Interest expense	60	57	33	327	(139)	338
Interest compensation to Financial Services	4	—	58	—	(62)	—
Other, net	7	—	30	49	—	86
	627	57	3,368	6,390	(2,016)	8,426
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(35)	(54)	383	191	—	485
Income taxes	16	(10)	220	(68)	—	158
Equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	405	217	114	47	(752)	31
Net income (loss)	354	173	277	306	(752)	358
Net income attributable to noncontrolling interests	—	—	—	4	—	4
Net income (loss) attributable to owners of the parent	$354	$173	$277	$302	$(752)	$354

	Condensed Statements of Comprehensive Income For the Three Months Ended June 30, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income	$426	$173	$(328)	$303	$(145)	$429
Comprehensive income attributable to noncontrolling interests	—	—	—	3	—	3
Comprehensive income attributable to parent	$426	$173	$(328)	$300	$(145)	$426

	Condensed Statements of Operations For the Six Months Ended June 30, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total revenues	$1,114	$5	$6,913	$12,122	$(3,703)	$16,451
Cost and Expenses:
Cost of goods sold	977	—	5,424	9,732	(3,334)	12,799
Selling, general and administrative expenses	55	—	342	1,107	—	1,504
Research and development expenses	8	—	202	345	—	555
Restructuring expenses	—	—	20	22	—	42
Interest expense	105	113	67	622	(258)	649
Interest compensation to Financial Services	7	—	104	—	(111)	—
Other, net	32	—	52	114	—	198
	1,184	113	6,211	11,942	(3,703)	15,747
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(70)	(108)	702	180	—	704
Income taxes	6	(32)	294	33	—	301
Equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	530	417	197	91	(1,179)	56
Net income (loss)	454	341	605	238	(1,179)	459
Net income attributable to noncontrolling interests	—	—	—	5	—	5
Net income (loss) attributable to owners of the parent	$454	$341	$605	$233	$(1,179)	$454

	Condensed Statements of Comprehensive Income For the Six Months Ended June 30, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income	$546	$341	$295	$326	$(958)	$550
Comprehensive income attributable to noncontrolling interests	—	—	—	4	—	4
Comprehensive income attributable to parent	$546	$341	$295	$322	$(958)	$546

	Condensed Balance Sheets As of December 31, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$7	$—	$39	$5,117	$—	$5,163
Deposits in subsidiaries’ cash management pools	230	—	4,135	—	(4,365)	—
Receivables	658	1,034	5,479	33,393	(18,038)	22,526
Inventories, net	233	—	1,711	5,064	—	7,008
Property, plant and equipment, net	75	—	1,186	5,604	—	6,865
Equipment on operating leases	—	—	—	1,518	—	1,518
Investments in unconsolidated subsidiaries and affiliates	245	—	1	359	—	605
Investments in consolidated subsidiaries	10,877	6,965	2,110	1,530	(21,482)	—
Goodwill and intangibles	50	—	2,824	460	—	3,334
Other	258	(55)	696	5,164	(1,169)	4,894
Total Assets	$12,633	$7,944	$18,181	$58,209	$(45,054)	$51,913
Liabilities and equity:
Debt	$5,622	$5,011	$3,275	$34,947	$(19,261)	$29,594
Trade payables	307	18	2,257	6,145	(2,745)	5,982
Other liabilities	1,782	(69)	3,272	7,957	(1,566)	11,376
Total equity	4,922	2,984	9,377	9,160	(21,482)	4,961
Total Equity and Liabilities	$12,633	$7,944	$18,181	$58,209	$(45,054)	$51,913

	Condensed Statements of Cash Flow For the Six Months Ended June 30, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$454	$341	$605	$238	$(1,179)	$459
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	6	—	100	450	—	556
Other, net	202	(411)	(130)	(2,514)	259	(2,594)
Net cash provided by (used in) operating activities	662	(70)	575	(1,826)	(920)	(1,579)
Investing activities:
Expenditures for property, plant and equipment, equipment on operating leases, equipment sold under a buy-back commitment and intangible assets	(5)	—	(61)	(1,061)	—	(1,127)
Net additions from retail receivables and related securitizations	—	—	—	202	—	202
Withdrawals from subsidiaries’ cash management pools	(59)	—	(440)	—	499	—
Other, net	106	—	(598)	(180)	1,242	570
Net cash used in investing activities	42	-	(1,099)	(1,039)	1,741	(355)
Financing Activities:
Net (decrease) increase in indebtedness	(99)	71	(182)	2,356	(820)	1,326
Dividends paid	(371)	(1)	(292)	(706)	991	(379)
Other, net	6	—	1,004	(12)	(992)	6
Net cash provided by (used in) financing activities	(464)	70	530	1,638	(821)	953
Other, net	6	—	1	22	—	29
Increase (decrease) in cash and cash equivalents	246	—	7	(1,205)	—	(952)
Cash and cash equivalents, beginning of year	5	—	38	5,524	—	5,567
Cash and cash equivalents, end of period	$251	$—	$45	$4,319	$—	$4,615

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, The Netherlands. The Company was formed as a result of the business combination transaction (“Merger”) between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries the “Fiat Industrial Group”) and CNH Global N.V. (“CNH Global”).

The Company has five reportable segments reflecting the five businesses directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment (ii) Construction Equipment, which designs, produces and sells construction equipment (iii) Commercial Vehicles, which designs, produces and sell trucks, commercial vehicles, buses, and special vehicles (iv) Powertrain, which produces and sells engines and transmissions for those vehicles and engines for marine applications and power generation and (v) Financial Services, which provides financial services to the customers of our products. The Company’s worldwide agricultural equipment, construction equipment, commercial vehicles and powertrain operations are collectively referred to as “Industrial Activities”.

The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and the notes to our unaudited condensed consolidated financial statements in this report, as well as our 2014 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”). Results for the interim periods presented are not necessarily indicative of the results to be expected for the full fiscal year due to seasonal and other factors.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;
•	EMEA—member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);
•	LATAM—Central and South America, and the Caribbean Islands; and
•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

Non-GAAP Financial Measures

We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the reader’s ability to assess our financial performance and financial position. They provide measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which we operate. These financial measures may not be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP.

Our non-GAAP financial measures are defined as follows:

Operating Profit

Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses.

Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)

Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. We provide the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in our condensed consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

Revenues on a Constant Currency Basis

We discuss the fluctuations in revenues on a constant currency basis by applying the prior-year exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

RESULTS OF OPERATIONS

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results. For further information, see “Note 18: Supplemental Information” to our condensed consolidated financial statements for the three and six months ended June 30, 2015, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Industrial Activities include the Financial Services business on the equity basis of accounting. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.

Three Months Ended June 30, 2015 Compared to Three Months Ended June 30, 2014

Consolidated Results of Operations

	Three Months Ended June 30,
	2015	2014
	(in millions)
Revenues:
Net sales	$6,634	$8,564
Finance and interest income	324	347
Total Revenues	6,958	8,911
Costs and Expenses:
Cost of goods sold	5,456	6,922
Selling, general and administrative expenses	626	752
Research and development expenses	225	298
Restructuring expenses	22	30
Interest expense	282	338
Other, net	112	86
Total Costs and Expenses	6,723	8,426
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	235	485
Income taxes	126	158
Equity in income of unconsolidated subsidiaries and affiliates	13	31
Net income	122	358
Net income attributable to noncontrolling interests	(2)	4
Net income attributable to CNH Industrial N.V.	$124	$354

Revenues

We recorded revenues of $6,958 million during the second quarter of 2015, down 21.9% (-10.0% on a constant currency basis) compared to the same period in 2014. Net sales of Industrial Activities were $6,634 million in the second quarter of 2015, a 22.5% decrease (-10.0% on a constant currency basis) compared to the prior year. Excluding the negative impact of currency translation, net sales increased in Commercial Vehicles, offsetting a portion of the decline in volumes in the remaining segments.

Cost of Goods Sold

Cost of goods sold were $5,456 million during the second quarter of 2015 compared with $6,922 million during the second quarter of 2014. The decrease of 21.2% was driven by the decline in revenues. As a percentage of net sales of Industrial Activities, cost of goods sold was 82.2% and 80.8% in the second quarter of 2015 and 2014, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses amounted to $626 million during the second quarter of 2015 (9.0% of revenues), down 16.8% compared to $752 million recorded in the comparable period of 2014 (8.4% of revenues). The decrease was primarily attributable to cost containment actions across all segments.

Research and Development Expenses

During the three months ended June 30, 2015, research and development expenses were $225 million compared to $298 million for the same period in 2014. The expense in both periods was primarily attributable to continued investment in new products.

Restructuring Expenses

Restructuring expenses for the second quarter of 2015 were $22 million, primarily attributable to actions in Agricultural Equipment and Commercial Vehicles as part of the Efficiency Program launched in 2014, compared to $30 million during the second quarter of 2014 from actions in Construction Equipment and Commercial Vehicles.

Interest Expense

Interest expense was $282 million during the second quarter of 2015 ($338 million in 2014), of which $117 million ($158 million in 2014) was attributable to Industrial Activities, net of interest income and eliminations. The decrease in 2015 is primarily due to more favorable cost of funding and a lower average indebtedness in the quarter.

Other, net

Other, net expenses were $112 million for the quarter, an increase of $26 million from $86 million during the second quarter of 2014. The increase was primarily due to higher foreign exchange losses.

Equity in Income of Unconsolidated Subsidiaries and Affiliates

Equity in income of unconsolidated subsidiaries and affiliates totaled $13 million and $31 million for the second quarters of 2015 and 2014, respectively. The decrease was mainly due to lower results of joint ventures in APAC.

Income Taxes

	Three Months Ended June 30,
	2015	2014
	(in millions, except percents)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$235	$485
Income taxes	$126	$158
Effective tax rate	53.6%	32.6%

The effective tax rate from 2014 to 2015 increased from 32.6% to 53.6%. The effective tax rate for both years has been negatively impacted by the inability to record deferred tax assets on losses in certain jurisdictions. Additionally, the prior year’s effective tax rate was impacted by certain discrete tax benefits as a result of the favorable resolution of tax audits.

Business Segments

The following is a discussion of our results by segment.

	Three Months Ended June 30,
	2015	2014	$ Change	% Change
	(in millions, except percentage)
Revenues:
Agricultural Equipment	$3,035	$4,436	$(1,401)	-31.6%
Construction Equipment	740	931	(191)	-20.5%
Commercial Vehicles	2,470	2,704	(234)	-8.7%
Powertrain	947	1,250	(303)	-24.2%
Eliminations and other	(558)	(757)	199
Total net sales of Industrial Activities	6,634	8,564	(1,930)	-22.5%
Financial Services	423	468	(45)	-9.6%
Eliminations and other	(99)	(121)	22
Total Revenues	$6,958	$8,911	$(1,953)	-21.9%
	Three Months Ended June 30,
	2015	2014	$ Change	% Change
	(in millions, except percentage)
Operating Profit:
Agricultural Equipment	$263	$632	$(369)	-58.4%
Construction Equipment	35	28	7	25.0%
Commercial Vehicles	67	(21)	88	419.0%
Powertrain	53	64	(11)	-17.2%
Eliminations and other	(17)	(25)	8
Total Industrial Activities Operating Profit	401	678	(277)	-40.9%
Financial Services	140	152	(12)	-7.9%
Eliminations and other	(74)	(94)	20
Total Operating Profit	$467	$736	$(269)	-36.5%

Net sales of Industrial Activities were $6,634 million during the second quarter of 2015, down 22.5% (-10.0% on a constant currency basis) compared to the same period in 2014. Excluding the negative impact of currency translation, net sales increased for Commercial Vehicles (+11.9%), confirming a positive trend in EMEA for trucks and buses. This increase was more than offset by the forecasted protracted decline in Agricultural Equipment, driven by lower industry volumes in the row crop sector and dealer inventory de-stocking actions, primarily in NAFTA, slightly offset by favorable net pricing in all regions. Furthermore, net sales decreased in Construction Equipment due to negative industry volumes primarily in LATAM, and in Powertrain due to lower sales to captive customers.

Operating profit of Industrial Activities was $401 million in the second quarter of 2015, a $277 million decrease ($257 million decrease on a constant currency basis) compared to the second quarter of 2014, with an operating margin of 6.0%, down 1.9 p.p. compared to the prior year period. Operating profit declined in Agricultural Equipment, driven by negative volume and product mix in the row crop sector, primarily in NAFTA, and negative foreign exchange impacts, primarily resulting from the weakening of the euro and the Brazilian real, partially offset by positive net pricing and cost control actions including purchasing efficiencies and structural cost reductions. Commercial Vehicles’ operating result improved due to favorable volume, product and market mix, and pricing, as well as manufacturing efficiencies and cost reductions in SG&A expenses. Construction Equipment’s operating profit improved as cost containment actions more than offset the negative impact from lower volume in the LATAM region, particularly in Brazil. Net of the negative impact of currency translation, Powertrain’s operating profit was substantially flat, as a result of lower volumes offset by favorable product mix and manufacturing efficiencies.

Reconciliation of Operating Profit to Net Income

The reconciliation between operating profit and net income is as follows:

	Three Months Ended June 30,
	2015	2014	Change
	(dollars in millions)

Operating profit	$467	$736	$(269)
Restructuring expenses	(22)	(30)	8
Interest expenses of Industrial Activities, net of interest income and eliminations	(117)	(158)	41
Other, net	(93)	(63)	(30)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	235	485	(250)
Income taxes	(126)	(158)	32
Equity in income of unconsolidated subsidiaries and affiliates	13	31	(18)
Net income	$122	$358	$(236)

Industrial Activities Performance by Business

Agricultural Equipment

Net Sales

The following table shows Agricultural Equipment net sales broken down by geographic region for the three months ended June 30, 2015 compared to 2014:

Agricultural Equipment Sales—by geographic region:

	Three Months Ended June 30,
($ million)	2015	2014	% Change
NAFTA	$1,167	$1,910	(38.9)%
EMEA	1,188	1,618	(26.6)%
LATAM	300	460	(34.8)%
APAC	380	448	(15.2)%
Total	$3,035	$4,436	(31.6)%

Net sales of the Agricultural Equipment business were $3,035 million for the second quarter, down 31.6% (-23.7% on a constant currency basis) compared to the same period in 2014. The decrease was driven by the anticipated decline in industry volumes in the row crop sector and dealer inventory de-stocking actions, primarily in NAFTA, slightly offset by favorable net pricing in all regions.

For the second quarter of 2015, in our key product segments in NAFTA, the over 140 horsepower (“hp”) tractor segment as well as the combine segment were down 31%. The under 40 hp tractor segment in the region was up 5% and the 40-140 hp tractor segment was up 2%. EMEA markets were down 7% for tractors and 9% for combines. In LATAM, tractor and combine markets decreased 26% and 19%, respectively. APAC markets decreased 3% for tractors and 17% for combines. Worldwide agricultural equipment industry unit sales were down 4% for tractors and down 17% for combines.

Our market share in Agriculture Equipment was mixed in the second quarter. Tractor market share improved in all markets, and most significantly in the higher hp tractor segment in NAFTA, while market share declined in the under 40 hp tractor segment in NAFTA. For combines, market share decreased in all regions after a strong performance in the first quarter of 2015.

In the second quarter of 2015, Agricultural Equipment’s worldwide unit production was 14% below retail sales in the continued effort to reduce channel inventory and align production with current demand. The finished goods inventory for the Company and its dealers declined approximately a combined $700 million since the second quarter of 2014, and current production levels are expected to further drive down total inventory levels in the second half of 2015.

Operating Profit

Agricultural Equipment’s operating profit was $263 million for the second quarter of 2015, compared to $632 million for the same period in 2014, with an operating margin of 8.7% (14.2% in the second quarter of 2014). The year-over-year decrease was driven by lower sales volume and less favorable product mix in the row crop sector, primarily in NAFTA, and by negative foreign exchange impacts, primarily as a result of the sharp weakening of the euro and Brazilian real. Those effects were slightly offset by positive net pricing and cost control actions including purchasing efficiencies and structural cost reductions.

Construction Equipment

Net Sales

The following table shows Construction Equipment net sales broken down by geographic region for the three months ended June 30, 2015 compared to the prior-year period:

Construction Equipment Sales—by geographic region:

	Three Months Ended June 30,
($ million)	2015	2014	% Change
NAFTA	$429	$407	5.4%
EMEA	149	174	(14.4)%
LATAM	87	268	(67.5)%
APAC	75	82	(8.5)%
Total	$740	$931	(20.5)%

Net sales of the Construction Equipment business were $740 million during the three months ended June 30, 2015, down 20.5% (-14.8% on a constant currency basis) compared to the same period in 2014, due to the negative impact of lower volumes in the LATAM region, particularly Brazil.

In the second quarter of 2015, Construction Equipment’s worldwide heavy and light industry sales were down 18% and 1%, respectively. Industry light equipment sales were up in NAFTA and EMEA, but down in LATAM and APAC. Industry heavy equipment sales decreased in all regions, primarily in LATAM and APAC. Construction Equipment’s worldwide market share was mainly in line with prior year for both heavy and light construction equipment in all regions except for LATAM, where municipality-driven demand, where the Company has a significant position, declined significantly as infrastructure investments slowed.

Construction Equipment’s worldwide production levels were 16% above retail sales in the second quarter to accommodate seasonal shutdowns scheduled for the third quarter in NAFTA and EMEA.

Operating Profit

Construction Equipment reported operating profit of $35 million for the second quarter of 2015 compared to $28 million for the same period in 2014. Operating margin increased 1.7 p.p. to 4.7% (3.0% in the second quarter 2014), as cost containment actions more than offset the negative impact of lower volume in LATAM, primarily in Brazil.

Commercial Vehicles

Net Sales

The following table shows Commercial Vehicles’ net sales broken down by geographic region for the three months ended June 30, 2015 compared to the prior-year period:

Commercial Vehicles Sales—by geographic region:

	Three Months Ended June 30,
($ million)	2015	2014	% Change
EMEA	$1,912	$2,015	(5.1)%
LATAM	333	435	(23.4)%
APAC	225	254	(11.4)%
Total	$2,470	$2,704	(8.7)%

Commercial Vehicles’ net sales were $2,470 million during the three months ended June 30, 2015, down 8.7% (+11.9% on a constant currency basis) compared to the same period in 2014, confirming a positive trend in EMEA for trucks and buses. In APAC, net sales increased mainly driven by positive performance of buses, while trucks’ performance was affected by the market decline in Russia. In LATAM, net sales decreased mainly due to a further decline in the Brazilian market for heavy trucks, partially offset by a modest market recovery in Argentina.

During the second quarter of 2015, the European truck market (GVW ≥3.5 tons) was up 17.4% compared to 2014. The light vehicle market (GVW 3.5-6.0 tons) increased 15.2%, the medium vehicle market (GVW 6.1-15.9 tons) increased 6.3%, and the heavy vehicle market (GVW ≥16 tons) increased 24.1%. In LATAM, new truck registrations (GVW ≥3.5 tons) declined 35.2% compared to the second quarter in 2014, with a decrease of 44.3% in Brazil and 26.3% in Venezuela, while Argentina increased by 26.1%. In APAC, registrations declined 6.3%.

In the second quarter of 2015, our market share in the European truck market (GVW ≥3.5 tons) was 11.5%, up 0.6 p.p. compared with the second quarter of 2014. Our market share in LATAM was 12.5%, up 3.2 p.p. compared to 2014.

Commercial Vehicles delivered approximately 37,800 vehicles (including buses and specialty vehicles) in the quarter, representing a 14% increase compared to the second quarter of 2014. Volumes were higher in all segments, with light vehicles up 14%, medium vehicles up 18% and heavy vehicles up 7%. Commercial Vehicles’ deliveries increased 22% in EMEA, while LATAM and APAC declined.

Commercial Vehicles’ ending book-to-bill ratio as of the second quarter of 2015 was 1.06, an increase of 17% over the second quarter of 2014. Second quarter 2015 truck order intake in EMEA increased 49% compared to the second quarter of 2014, with a 62% increase in heavy trucks in Europe.

Operating Profit

Commercial Vehicles closed the second quarter of 2015 with an operating profit of $67 million compared to a loss of $21 million for the same period in 2014 (up $89 million on a constant currency basis), with an operating margin of 2.7% (negative margin of 0.8% in the second quarter of 2014), as a result of higher volume, better product and market mix, positive pricing, manufacturing efficiencies, and SG&A expense reductions. In EMEA, the increase in operating profit was mainly attributable to trucks and buses. Results in APAC were substantially flat compared to the second quarter of 2014. LATAM, despite the significant negative market trend in Brazil, was able to reduce its cost base to partially offset the negative impact of reduced wholesale volumes. Furthermore, LATAM performance was positively impacted by a modest improvement in Argentina and a recovery of the Company’s activity in Venezuela. However, the continuing economic uncertainty in Venezuela, including changes to government currency control mechanisms, may significantly impact Venezuelan operations in the future. CNH Industrial will continue to closely monitor these developments.

Powertrain

Net Sales

Powertrain net sales were $947 million for the second quarter of 2015, a decrease of 24.2% (-6.9% on a constant currency basis) compared to the same period in 2014. The decrease was primarily attributable to lower volumes, mainly in the captive portion of the business as a result of decreased agricultural equipment demand, and the 2014 build-up of Tier 4 final transition engine inventory for the off-road segment. Sales to external customers accounted for 42% of total net sales compared to 41% in 2014.

During the second quarter of 2015, Powertrain sold approximately 134,800 engines, a decrease of 16% compared to 2014. By major customer, 10% of engine units were supplied to Agricultural Equipment, 35% to Commercial Vehicles, 4% to Construction Equipment and the remaining 51% to external customers. Additionally, Powertrain delivered approximately 20,900 transmissions and 51,800 axles, an increase of 14% and 17%, respectively, compared to the second quarter of 2014.

Operating Profit

During the second quarter of 2015, Powertrain recorded operating profit of $53 million, down $11 million compared to the same period in 2014, with an operating margin of 5.6% (up 0.5 p.p. compared to 2014). Net of the negative impact of currency translation, operating profit was substantially flat as a result of lower volumes, offset by favorable product mix and manufacturing efficiencies.

Financial Services

Finance and Interest Income

Financial Services reported revenues of $423 million for the three months ended June 30, 2015, a decrease of 9.6% (+2.5% on a constant currency basis) compared to the same period in 2014, due to the geographical mix of the portfolio.

Net Income

Net income of Financial Services was $98 million, down $7 million compared to the second quarter of 2014, as the negative impact of currency translation was partially offset by a reduction in SG&A expenses.

During the second quarter of 2015, retail loan originations were $2.4 billion, down $0.4 billion compared to the same period in 2014, mostly due to the decline in Agricultural Equipment sales. The managed portfolio (including unconsolidated joint ventures) of $25.4 billion as of June 30, 2015 (of which retail was 65% and wholesale 35%) was up $0.2 billion compared to March 31, 2015. Excluding the impact of currency translation, the portfolio decreased $0.2 billion, primarily in LATAM (retail and wholesale).

Six Months Ended June 30, 2015 Compared to Six Months Ended June 30, 2014

Consolidated Results of Operations

	Six Months Ended June 30,
	2015	2014
	(in millions)
Revenues:
Net sales	$12,259	$15,775
Finance and interest income	659	676
Total Revenues	12,918	16,451
Costs and Expenses:
Cost of goods sold	10,172	12,799
Selling, general and administrative expenses	1,193	1,504
Research and development expenses	415	555
Restructuring expenses	34	42
Interest expense	566	649
Other, net	212	198
Total Costs and Expenses	12,592	15,747
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	326	704
Income taxes	203	301
Equity in income of unconsolidated subsidiaries and affiliates	22	56
Net income	145	459
Net income attributable to noncontrolling interests	(1)	5
Net income attributable to CNH Industrial N.V.	$146	$454

Revenues

We recorded revenues of $12,918 million during the first half of 2015, down 21.5% compared to the same period in 2014. Net sales of Industrial Activities were $12,259 million in the first half of 2015, a 22.3% decrease compared to the prior year.

Cost of Goods Sold

Cost of goods sold was $10,172 million during the first half of 2015 compared with $12,799 million during the first half of 2014. The decrease of 20.5% was driven by the decline in revenues. As a percentage of net sales of Industrial Activities, cost of goods sold was 83.0% and 81.1% in the first half of 2015 and 2014, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses amounted to $1,193 million during the first half of 2015 (9.2% of revenues), down 20.7% compared to $1,504 million recorded in the comparable period of 2014 (9.1% of revenues). The decrease was primarily attributable to cost containment actions across all segments.

Research and Development Expenses

During the six months ended June 30, 2015, research and development expenses were $415 million compared to $555 million for the same period in 2014. The expense in both periods was primarily attributable to continued investment in new products.

Restructuring Expenses

Restructuring expenses were $34 million for the first half of 2015, primarily attributable to actions in Agricultural Equipment and Commercial Vehicles as part of the Efficiency Program launched in 2014, compared to $42 million during the first half of 2014 from actions in Construction Equipment and Commercial Vehicles.

Interest Expense

Interest expense was $566 million during the first half of 2015 ($649 million in 2014), of which $223 million ($299 million in 2014) was attributable to Industrial Activities, net of interest income and eliminations. The decrease in 2015 is primarily due to more favorable cost of funding and lower average indebtedness in the first half of the year.

Other, net

Other, net expenses were $212 million during the first half of 2015, an increase of $14 million from $198 million during the first half of 2014. The increase was primarily due to higher foreign exchange losses.

Equity in Income of Unconsolidated Subsidiaries and Affiliates

Equity in income of unconsolidated subsidiaries and affiliates totaled $22 million and $56 million for the first half of 2015 and 2014, respectively. The decrease was mainly due to lower results of joint ventures in APAC.

Income Taxes

	Six Months Ended June 30,
	2015	2014
	(in millions, except percents)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$326	$704
Income taxes	$203	$301
Effective tax rate	62.3%	42.8%

The effective tax rate from 2014 to 2015 increased from 42.8% to 62.3%. The effective tax rate for both years has been negatively impacted by the inability to record deferred tax assets on losses in certain jurisdictions. Additionally, the prior year’s effective tax rate was impacted by certain discrete tax benefits as a result of the favorable resolution of tax audits.

Business Segments

The following is a discussion of our results by segment.

	Six Months Ended June 30,
	2015	2014	$ Change	% Change
	(in millions, except percentage)
Revenues:
Agricultural Equipment	$5,612	$8,142	$(2,530)	-31.1%
Construction Equipment	1,342	1,705	(363)	-21.3%
Commercial Vehicles	4,507	5,012	(505)	-10.1%
Powertrain	1,848	2,451	(603)	-24.6%
Eliminations and other	(1,050)	(1,533)	483
Total net sales of Industrial Activities	12,259	15,777	(3,518)	-22.3%
Financial Services	836	908	(72)	-7.9%
Eliminations and other	(177)	(234)	57
Total Revenues	$12,918	$16,451	$(3,533)	-21.5%

	Six Months Ended June 30,
	2015	2014	$ Change	% Change
	(in millions, except percentage)
Operating Profit:
Agricultural Equipment	$467	$1,096	$(629)	-57.4%
Construction Equipment	35	31	4	12.9%
Commercial Vehicles	68	(91)	159	174.7%
Powertrain	89	98	(9)	-9.2%
Eliminations and other	(35)	(44)	9
Total Industrial Activities Operating Profit	624	1,090	(466)	-42.8%
Financial Services	269	286	(17)	-5.9%
Eliminations and other	(142)	(174)	32
Total Operating Profit	$751	$1,202	$(451)	-37.5%

Net sales of Industrial Activities were $12,259 million during the first half of 2015, down 22.3% (-10.8% on a constant currency basis) compared to the same period in 2014. Excluding the negative impact of currency translation, net sales increased for Commercial Vehicles, but decreased for the remaining segments.

Operating profit of Industrial Activities was $624 million in the first half of 2015, a decrease of $466 million compared to the first half of 2014, with an operating margin of 5.1%, down 1.8 p.p. compared to the prior year period. Operating profit was primarily impacted by a $629 million decrease from Agricultural Equipment, partially offset by a $159 million increase from Commercial Vehicles.

Reconciliation of Operating Profit to Net Income

The reconciliation between operating profit and net income is as follows:

	Six Months Ended June 30,
	2015	2014	Change
	(dollars in millions)

Operating profit	$751	$1,202	$(451)
Restructuring expenses	(34)	(42)	8
Interest expenses of Industrial Activities, net of interest income and eliminations	(223)	(299)	76
Other, net	(168)	(157)	(11)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	326	704	(378)
Income taxes	(203)	(301)	98
Equity in income of unconsolidated subsidiaries and affiliates	22	56	(34)
Net income	$145	$459	$(314)

Industrial Activities Performance by Business

Agricultural Equipment

Net Sales

The following table shows Agricultural Equipment net sales broken down by geographic region for the six months ended June 30, 2015 compared to 2014:

Agricultural Equipment Sales—by geographic region:

	Six Months Ended June 30,
($ million)	2015	2014	% Change
NAFTA	$2,316	$3,689	(37.2)%
EMEA	2,023	2,760	(26.7)%
LATAM	618	886	(30.2)%
APAC	655	807	(18.8)%
Total	$5,612	$8,142	(31.1)%
Net sales of the Agricultural Equipment business were $5,612 million for the first half of 2015, down 31.1% (-23.8% on a constant currency basis) compared to the same period in 2014. The decrease was driven by the anticipated decline in industry volumes in all regions, primarily in the row crop sector.

Worldwide agricultural equipment industry unit sales were down during the first half of 2015, with global demand for tractors and combines down 9% and 21%, respectively. NAFTA tractor sales were flat, with the under 40 hp segment up 4%, the 40-140 hp segment up 2%, the over 140 hp segment down 28%, and combine sales down 37%. EMEA markets were down 10% for tractors and 8% for combines. LATAM tractor sales decreased 20%, while combine sales decreased 30%. APAC markets decreased 10% for tractors and 17% for combines.

Agricultural Equipment’s worldwide market share performance was generally up for both tractors and combines.

Operating Profit

Agricultural Equipment’s operating profit was $467 million for the first half of 2015, compared to $1,096 million for the same period in 2014, with an operating margin of 8.3% (13.5% in the first half of 2014). The decrease was driven by lower sales volume and less favorable product mix, primarily in the row crop sector in NAFTA, slightly offset by cost control actions including purchasing efficiencies and structural cost reductions.

Construction Equipment

Net Sales

The following table shows Construction Equipment net sales broken down by geographic region for the six months ended June 30, 2015 compared to the prior-year period:

Construction Equipment Sales—by geographic region:

	Six Months Ended June 30,
($ million)	2015	2014	% Change
NAFTA	$748	$705	6.1%
EMEA	274	328	(16.5)%
LATAM	187	506	(63.0)%
APAC	133	166	(19.9)%
Total	$1,342	$1,705	(21.3)%

Net sales of the Construction Equipment business were $1,342 million during the six months ended June 30, 2015, down 21.3% (-15.7% on a constant currency basis) compared to the same period in 2014, due to the negative impact of lower volumes in the LATAM region, particularly Brazil.

In the first half of 2015, Construction Equipment’s worldwide heavy and light industry sales were down 20% and 2%, respectively, compared to the first half of 2014. Decreased volumes in LATAM and APAC were partially offset by moderate growth in NAFTA and EMEA.

Construction Equipment’s worldwide market share was flat overall, with a decrease in LATAM, where municipality-driven demand, where the Company has a significant position, declined significantly as infrastructure investments slowed, being offset by increases in all other regions.

Operating Profit

Construction Equipment reported operating profit of $35 million for the first half of 2015 compared to $31 million for the same period in 2014. Operating margin increased 0.8 p.p. to 2.6% (1.8% in the first half of 2014), as cost containment actions more than offset the negative impact from lower volume in LATAM.

Commercial Vehicles

Net Sales

The following table shows Commercial Vehicles’ net sales broken down by geographic region for the six months ended June 30, 2015 compared to the prior-year period:

Commercial Vehicles Sales—by geographic region:

	Six Months Ended June 30,
($ million)	2015	2014	% Change
EMEA	$3,473	$3,768	(7.8)%
LATAM	627	768	(18.4)%
APAC	407	476	(14.5)%
Total	$4,507	$5,012	(10.1)%

Commercial Vehicles’ net sales were $4,507 million during the six months ended June 30, 2015, down 10.1% (+9.0% on a constant currency basis) compared to the same period in 2014. Excluding the negative impact of currency translation, EMEA had sales growth in trucks and buses, while APAC net sales increased for buses, but decreased for trucks due to the market decline in Russia. In LATAM, net sales decreased mainly due to a further decline in the Brazilian market.

The European truck market (GCW≥3.5 tons) increased 15.0% compared to the first half of 2014. The light and heavy vehicle markets increased 14.5% and 19.4%, respectively, while the medium vehicle market decreased 1.3%. In LATAM, demand for trucks (GCW≥3.5 tons) declined 33.9% compared to the first half 2014, with a decrease in all market segments. The light vehicle market decreased 20.6%, while the medium and heavy vehicle markets decreased 12.5% and 46.3%, respectively. In APAC, demand for trucks decreased 4%.

Our share of the European market (GCW≥3.5 tons) was at 11.1%, in line with the first half of 2014. In LATAM, Commercial Vehicles reached a market share of 11.7%, with a growth of 1.1 p.p.

Commercial Vehicles delivered approximately 65,200 (including buses and specialty vehicles) in the first half of the year, representing a 7% increase over the six months ended June 30, 2014. Volumes were higher in the light vehicle segment (+10%) and medium vehicle segment (+5%), while were down 1% in the heavy vehicle segment. Deliveries increased 16% in EMEA, while declined in LATAM and APAC.

Operating Profit

Commercial Vehicles closed the first half of 2015 with an operating profit of $68 million compared to a loss of $91 million for the same period in 2014, with an operating margin of 1.5% (negative margin of 1.8% in the first half of 2014), as a result of higher volume, better market mix, positive pricing, and SG&A expense reductions. In EMEA, the increase was mainly attributable to trucks and buses. Results in APAC were substantially flat compared to the first half of 2014. LATAM performance was positively impacted by a modest improvement in Argentina and a recovery of the Company’s activity in Venezuela. However, the continuing economic uncertainty in Venezuela, including changes to government currency control mechanisms, may significantly impact Venezuelan operations in the future. CNH Industrial will continue to closely monitor these developments.

Powertrain

Net Sales

Powertrain net sales were $1,848 million for the first half of 2015, a decrease of 24.6% (-8.6% on a constant currency basis) compared to the same period in 2014. The decrease was primarily attributable to lower volumes, mainly in the captive portion of the business as a result of decreased agricultural equipment demand, and the 2014 build-up of Tier 4 final transition engine inventory for the off-road segment. Sales to external customers accounted for 44% of total net sales compared to 39% in the first half of 2014.

Powertrain sold approximately 264,500 engines during the six months ended June 30, 2015, a decrease of 16.8% compared with 2014. By major customer, 11% were supplied to Agricultural Equipment, 33% to Commercial Vehicles and 4% to Construction Equipment, while the remaining 52% were sold to external customers. In addition, Powertrain sold approximately 36,700 transmissions (+3%) and 93,200 axles (+11%) during the six months ended June 30, 2015.

Operating Profit

During the first half of 2015, Powertrain recorded operating profit of $89 million, down $9 million compared to the same period in 2014, with an operating margin of 4.8% (up 0.8 p.p. compared to 2014). Net of the negative impact of currency translation, operating profit was substantially flat as a result of lower volumes, offset by favorable product mix and manufacturing efficiencies.

Financial Services

Finance and Interest Income

Financial Services reported revenues of $836 million for the six months ended June 30, 2015, a decrease of 7.9% (+4.8% on a constant currency basis) compared to the same period in 2014, due to a slight increase in the average portfolio and to the geographical mix of the portfolio.

Net Income

Net income of Financial Services was $183 million, down $8 million compared to the first half of 2014, as the negative impact of currency translation was partially offset by a reduction in SG&A expenses.

Retail loan originations were $4.5 billion, down $0.6 billion compared to the first half of 2014, mostly due to the decline in Agricultural Equipment sales. The managed portfolio (including unconsolidated joint ventures) of $25.4 billion was down $1.8 billion compared to December 31, 2014. Excluding the impact of currency, such portfolio decreased $0.6 billion, primarily in NAFTA (retail) and LATAM (retail and wholesale).

Critical Accounting Policies

See our critical accounting policies discussed in the Management’s Discussion and Analysis of the most recent annual report filed on Form 20-F. There have been no material changes to these policies.

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statements of cash flows and our condensed consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the next twelve months.

Cash Flows

During the six months ended June 30, 2015, consolidated cash and cash equivalents decreased by $928 million. Cash and cash equivalents at Industrial Activities decreased $1,013 million, while cash and cash equivalents at Financial Services increased $85 million.

Industrial Activities used $71 million of cash flows from operations in the first half of 2015, compared to $603 million of cash used in the first half of 2014, primarily due to less cash usage on inventory.

Industrial Activities generated $1,077 million of cash flows from investing activities in the first half of 2015, primarily due to net cash receipts on the settlement of intercompany receivables and payables.

Industrial Activities used $1,743 million of cash flows from financing activities in the first half of 2015, primarily due to payments of long-term debt.

The generation of cash in operating activities at Financial Services in the first half of 2015, compared to the usage of cash in the first half of 2014, was primarily due to better collection of financing receivables in 2015.

The use of cash in investing activities of $947 million at Financial Services in the six months ended June 30, 2015 was primarily due to net cash payments on the settlement of intercompany payables and receivables.

Cash provided by financing activities of $587 million and $126 million at Financial Services in the first half of 2015 and 2014, respectively, was primarily due to a bond issuance in June 2015.

Debt

As of June 30, 2015 and December 31, 2014, our consolidated debt was as detailed in the table below:

	Consolidated		Industrial Activities		Financial Services
	June 30, 2015	Dec 31, 2014	June 30, 2015	Dec 31, 2014	June 30, 2015	Dec 31, 2014
	(in millions)
Total Debt	$27,340	$29,594	$8,844	$11,520	$21,999	$24,086

Of the total consolidated debt, $8,483 million at June 30, 2015 and $9,371 million at December 31, 2014 were related to bonds. The following table shows the summary of our bonds:

	June 30, 2015			December 31, 2014
	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated
	(in millions)
Bonds (*):
Payable in 2015, interest rate of 5.250%	$—	$—	$—	$1,214	$—	$1,214
Payable in 2018, interest rate of 6.250%	1,343	—	1,343	1,457	—	1,457
Payable in 2019, interest rate of 2.750%	1,119	—	1,119	1,214	—	1,214
Payable in 2021, interest rate of 2.875%	783	—	783	850	—	850
Payable in 2016, interest rate of 7.250%	254	—	254	253	—	253
Payable in 2017, interest rate of 7.875%	1,534	—	1,534	1,535	—	1,535
Payable in 2016, interest rate of 6.250%	—	500	500	—	500	500
Payable in 2015, interest rate of 3.875%	—	750	750	—	750	750
Payable in 2018, interest rate of 3.625%	—	600	600	—	598	598
Payable in 2018, interest rate of 3.875%	—	600	600	—	—	—
Payable in 2017, interest rate of 3.250%	—	500	500	—	500	500
Payable in 2019, interest rate of 3.375%	—	500	500	—	500	500
Total bonds	$5,033	$3,450	$8,483	$6,523	$2,848	$9,371

The calculation of Net Debt as of June 30, 2015 and December 31, 2014 and the reconciliation of Net Debt to Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, are shown below:

	Consolidated		Industrial Activities		Financial Services
	June 30, 2015	Dec 31, 2014	June 30, 2015	Dec 31, 2014	June 30, 2015	Dec 31, 2014
	(in millions)
Total Debt(*) (**)	$27,340	$29,594	$8,844	$11,520	$21,999	$24,086
Less:
Cash and cash equivalents	4,235	5,163	3,109	4,122	1,126	1,041
Restricted cash	749	978	22	1	727	977
Intersegment notes receivables	—	—	2,662	4,671	841	1,341
Derivatives hedging debt	35	35	35	35	—	—
Net Debt (Cash)	$22,321	$23,418	$3,016	$2,691	$19,305	$20,727
(*)	Inclusive of adjustments related to fair value hedges
(**)	Total Debt of Industrial Activities includes Intersegment notes payables to Financial Services of $841 million and $1,341 million at June 30, 2015 and December 31, 2014, respectively.

The decrease in Net Debt at June 30, 2015, compared to December 31, 2014, primarily reflects the impact of foreign exchange changes on euro-denominated debt.

The following table shows the change in Net Debt of Industrial Activities for the six months ended June 30, 2015:

($ million)	2015
Net Debt of Industrial Activities at beginning of year	$(2,691)
Net income	145
Amortization and depreciation(*)	346
Changes in provisions and similar, and items related to assets sold under buy-back commitments, and assets under operating leases	(116)
Change in working capital	(626)
Investments in property, plant and equipment, and intangible assets(*)	(224)
Other changes	2
Net industrial cash flow	(473)
Capital increases and dividends	(277)
Currency translation differences	425
Change in Net Debt of Industrial Activities	(325)
Net Debt of Industrial Activities at end of period	$(3,016)

(*)Excluding assets sold under buy-back commitments and equipment under operating leases

As of June 30, 2015, we had approximately $2.8 billion available under our committed lines of credit.

Please refer to Note 9 in our most recent annual report on Form 20-F for more information related to our debt and credit facilities.

Contingencies

As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, particularly in the areas of product liability (including asbestos-related liability), product performance, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. For more information, please refer to the information presented in “Note 14: Commitments and Contingencies” to our interim condensed consolidated financial statements.

Safe Harbor Statement

This quarterly report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact contained in this filing, including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.

Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements, including, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; compliance requirements imposed if additional engine emissions legislation and/or regulations are adopted; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the evolution of our contractual relations with Kobelco Construction Machinery Co., Ltd. and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; our pension plans and other postemployment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, other similar risks and uncertainties and our success in managing the risks involved in the foregoing.

Forward-looking statements speak only as of the date on which such statements are made.

Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that are provided in this report are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. We can give no assurance that the expectations reflected in any forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in such forward-looking statements. Our outlook is based upon assumptions, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new developments or otherwise.

Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section “Item 3. Key Information—D. Risk Factors” of the Company’s most recent annual report on Form 20-F.

CONTROLS AND PROCEDURES

The Company’s principal executive officer and its principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (1934 Act)) were effective as of June 30, 2015, based on the evaluation of these controls and procedures required by Rule 13a-15(b) or 15d-15(b) of the 1934 Act. During the six months ended June 30, 2015, there were no changes that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See our most recent annual report filed on Form 20-F (Part I, Item 11). There has been no material change in this information.

LEGAL PROCEEDINGS

See “Note 14: Commitments and Contingencies” to our condensed consolidated financial statements.

RISK FACTORS

See our most recent annual report filed on Form 20-F (Part I, Item 3D). There was no material change in our risk factors during the six months ended June 30, 2015. The risks described in the annual report on Form 20-F, and the “Safe Harbor Statement” in this report, are not the only risks faced by us. Additional risks and uncertainties not currently known or that are currently judged to be immaterial may also materially affect our business, financial condition or operating results.